UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

EESTech, Inc

(Exact name of registrant as specified in its charter)

Delaware	33-0922627
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Suite 417, 241 Adelaide Street, Brisbane, 4000, Australia

(Address of principal executive offices and zip code)

(061) 417 079 299

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[X]	Smaller reporting company	[X]

		Emerging growth company	[X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financing accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

i

EXPLANATORY NOTE

EESTech, Inc., a Delaware corporation (the “Company”, “EESTech”, “we”, “our”, “us”), is filing this General Form for Registration of Securities on Form 10 (this “registration statement”) to register common stock, par value $0.001 per share (“common stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our common stock previously was registered pursuant to the Exchange Act; however, on February 17, 2009, we filed a Form 15 with the Securities and Exchange Commission (the “SEC”) to terminate registration of our common stock.

This registration statement will become effective automatically by lapse of time 60 days from the date of its filing pursuant to Section 12(g)(1) of the Exchange Act. As of the effective date of the registration statement, we will be subject to the requirements of Regulation 13(a) under the Exchange Act and will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies. These provisions include, but are not limited to:

•	being permitted to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

•	being exempt from compliance with management’s assessment of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	being exempt from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and

•	being exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved by stockholders.

We have elected to take advantage of certain reduced disclosure obligations in this registration statement and may elect to take advantage of other reduced reporting requirements in future filings. In addition, the JOBS Act permits us, as an emerging growth company, to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the date of our first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the first fiscal year after our annual gross revenues exceed $1.235 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” (as we do as of the filing date of this registration statement), which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When this registration statement becomes effective, the Company will begin to file reports, proxy statements, information statements and other information with the SEC. These filings will be accessible at www.sec.gov, which is a website maintained by the SEC. We also maintain a website at www.eestechinc.com. When this registration statement becomes effective, the Company also will make available on its website electronic copies of the materials it files with the SEC. Information contained on our website does not constitute part of this registration statement. The Company has included its website address in this registration statement solely as an inactive textual reference.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements relating to plans and objectives of management for future operations, including plans and objectives relating to the products and the future economic performance of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “budget,” “target,” “aim,” “strategy,” “estimate,” “plan,” “guidance,” “outlook,” “intend,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements involve known and unknown risks, uncertainties and other important factors, which include, but are not limited to, the risks described under “Item 1A. – Risk Factors” in this registration statement, any of which could cause actual results to differ materially from those projected herein. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of those assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in any of the forward-looking statements contained herein will be realized. Based upon actual experience and business development, the Company may alter its marketing, capital expenditure plans or other budgets, which may in turn affect the Company’s results of operations. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. These forward-looking statements speak only as of the date of this registration statement and, except as required by law, the Company undertakes no obligation to correct, update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required under federal securities laws.

Item 1. Description of Business.

EESTech’s mission is to promote economically and environmentally sustainable technologies to the world’s mining and minerals processing industry. EESTech has developed waste management solutions that enables the recycling of mine site waste and process slag to recover targeted materials of value. EESTech believes its process capabilities and technologies will deliver a paradigm shift in how mineral resources are processed.

EESTech’s mineral processing capabilities have been developed to significantly reduce cost, increase productivity, reduce energy requirements, eliminate polluting leachates, transform hazardous waste liabilities into products of value with zero-waste outcomes, and significantly reduce the carbon footprint of mineral resource processing.

EESTech is currently focused on a project to recycle process slag waste for Samancor Chrome South Africa (“Samancor”), which is the world's largest integrated Ferrochrome (FeCr) producer. The project is being undertaken by EESTech through an agreement awarded by Samancor in 2019 with a 10-year term and a 5-year extension option.

In furtherance of the Samancor project, EESTech has:

•	prepared a project plan and Environmental Impact Assessment (“EIA”);
•	received authorization for the project plan and EIA from the South African Government’s Department of Agriculture, Land Reform and Rural Development and Department of Environmental Affairs;
•	completed basic engineering design for process facility construction;
•	entered into agreements with equipment manufacturers and suppliers for the project;
•	appointed a specialist construction and process deployment engineering company; and
•	secured freight logistics to support the shipping of ThermaSandTM generated by the project.

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Over the next twelve months, EESTech’s plan of operations and significant steps to achieve for the Samancor project are:

•	to secure project funding;
•	to complete a detailed engineering design for Stage 1 of the project;
•	to finalize ThermaSandTM offtake agreements with foundry industry sand distributors;
•	to finalize terms of chrome concentrate offtake with Samancor;
•	to place orders for long term delivery components and equipment for process facility construction;
•	to complete site preparations for process facility construction; and
•	to initiate process facility construction.

The estimated time for construction and commissioning of the project facility is two years, subject to project financing availability and global logistics challenges.

Further information on the Samancor project is provided in Item 1 under –EESTech Customers/Prospects–Samancor Chrome Holdings Proprietary Limited.

EESTech is also nearing completion of a trial and of proof of capability demonstration funded by Sasol Limited (“Sasol”), an integrated energy and chemical company based in South Africa. Sasol is seeking to make better use of excess coal fines that result from its gasification technologies and to reduce the environmental footprint of these discards.

Rather than combustion, coal can be gasified to produce synthetic gases (syngas). Coal fines, however, currently cannot be gasified by Sasol and must be agglomerated and briquetted before they can be gasified. The briquettes are required to withstand extreme conditions through the gasification process and need to retain their structural form. This can be achieved by the proprietary binder formulations and agglomeration methodologies which EESTech has developed.

EESTech was contracted by Sasol as part of an initial work order to engineer a binder formulation and agglomeration methodology that would enable the briquetting of coal fines that meet Sasol’s specifications. This first work order was completed with delivery of a sample of briquettes which were tested by Sasol and exceeded its specification requirements.

EESTech was subsequently contracted by Sasol in a second work order to deliver a conceptual design and engineering study for the deployment and operation of two separate, high volume, commercial scale, fine coal briquetting facilities at Sasol’s largest production facility in Secunda, South Africa.

The study contracted by second work order is comprised of two parts, one part for each of the two briquetting facilities. The first facility is scheduled to be completed by end of January 2023 and the second facility is planned to be completed by the end of February 2023. The study commenced early October 2022 and currently is approximately 50% complete.

Further information on the Sasol work is provided in this Item 1 under –EESTech Customers/Prospects–Sasol South Africa Limited.

Company Overview

EESTech, Inc., was incorporated in 2000 as a US corporation, with shares publicly traded on the OTC, Pink Open Market. “EESTech” stands for “Economically Environmentally Sustainable Technologies.”

The Company operates its commercial and market development activities through its 100% owned subsidiaries, EESTech Australia Pty Ltd, EESTech Inc Ltd (New Zealand), EESTech Management Services (Pty) Ltd (South Africa), EESTech Europe BV, with all Intellectual Property held in EESTech Holding Europe BV.

EESTech’s current focus is on developing, acquiring and commercializing reclamation and remediation services to the mining and minerals processing industries. Our goal is to provide mining and mineral processing companies with mine site and process waste management solutions, which we believe is essential to environmental sustainability, with significant Environmental, Social and Governance (“ESG”) benefits. EESTech believes that its R3 Process and waste management solutions will help supply chain requirements of critical raw materials without the need of additional mining, by recycling waste liabilities to recover valuable mineral resources.

EESTech believes that its proprietary capabilities developed for the processing of mineral resources and the recycling of mine site and process waste streams is a significant paradigm shift from current processes.

Traditionally, mineral ore resources are mined from the ground using large industrial equipment that is very energy intensive. Then, using high energy demand robust industrial equipment the mined ore is crushed and milled down to a size of approximately 25mm, which is then passed through a minerals beneficiation process to wash and separate all waste fines before the lumpy ore can be loaded into a furnace for smelting into metal. This process generates significant volumes of fine material below -9mm. All fine material can only be smelted after first undergoing the expensive process of sintering (pelletizing). However, the normal industry standard is to discard these fines, which over time, has resulted in tens of millions of tons of mineral ore fines classified as an environmentally hazardous waste stream being left in waste dumps or slimes dams across the landscapes of our world.

Unlike the traditional process described above, EESTech does not need energy intensive mining or crushing to acquire mineral resources, EESTech uses its energy efficient R3 Process to recycle slag waste or mineral ore down to a size of less than 400μm (micron). This enables an increased recovery of targeted materials of value, left by the inefficiencies of traditional mineral processes, to produce a smelt ready concentrates that can either be sold back to the waste owner or smelted in the company's Inductosmelt Reduction Furnace (IRF). In addition, EESTech can also reconstitute waste finds and slime dam waste to produce WRAM-ROX, a smelt ready briquet that does not require the cost of sintering. All post process tailing from both processes are transformed into inert sand products, that are in high demand for application into a number of downstream markets, thereby delivering zero-waste and environmentally sustainable outcomes.

Furthermore, traditional, primary smelting furnaces are energy intensive processes that inefficiently batch smelts ore (metal oxides) into metal one crucible at a time. The smelt ready ore, reductants and fluxes are placed into a furnace crucible where massive amounts of energy is applied to melt the ore and additives into molten liquid metal. The process metal is then poured from the crucible into a market ready form, with large volumes of slag waste being discarded into waste dumps. This high energy demand process is then repeated with more slag discharged into waste dumps where it has the potential to generate toxic off-gases and environmentally hazardous leachates.

On the other hand, EESTech’s IRF uses a combination of plasma over induction to deliver a highly efficient fully automated primary smelting process that enable the decanting of molten liquid metal and liquid slag on a continuous basis. The ultra-high temperature plasma field of the IRF cracks the silica alumina matrix that encapsulates a high percentage of ores (metal-oxides), it is believed that this will provide a significant increase in metal unit yield. All process tailing are transformed into an inert sand product with no free silica, the cause of silicosis. this material is processed and sold as a high grade foundry sand, resulting in a zero-waste outcome.

EESTech’s Patent Pending application, PCT/IB2022/056624 ‘Method and system for beneficiation’ describes EESTech’s beneficiation and recycling process for the recovery of alloys, metals, and minerals from mine site and process slag waste. This process capability reduces the need to mine mineral resources from the environment. EESTech’s cost efficient transformation of hazardous waste liabilities into commercially valuable products with zero-waste outcomes has the potential to significantly reduce the carbon footprint of mineral processing and deliver an environmentally sustainable circular economy for the future of the mining and mineral processing industry.

In preparation of commercially deploying EESTech’s IRF, EESTech has entered into non-binding arrangements with Inductotherm Group (“Inductotherm”), O’Brien & Gere Engineers Inc. (“OBG”) and Tetronics Environmental Waste Treatment (“Tetronics”). The arrangements establish the principal terms on which EESTech will formulate commercial agreements with each company to provide engineering services to develop and supply equipment and primary components for EESTech’s IRF.

•	EESTech anticipates that Inductotherm will manufacture and support the deployment of EESTech's IRF. Inductotherm, established in 1953 in New Jersey, has 38 manufacturing facilities located in 19 countries with over 35,000 operation systems deployed around the world. Inductotherm is one of the world's largest integrated producer of induction furnaces and all related support services.

•	EESTech anticipates that OBG will deliver the integrated detailed engineering design for the different configurations of EESTech’s IRF on an as and when needed basis to meet EESTech’s different project requirements. OBG, established in in 1945 in New York, is an engineering integration specialist used by Inductotherm to manage their engineering and furnace integration work for U.S. military and NASA applications

•	EESTech anticipates that Tetronics will provide advanced plasma technology components for EESTech's IRF. Tetronics, established in 1964 in the United Kingdom, is a world leader in high temperature plasma technology. Plasma is a controllable, clean, ultra-high temperature, versatile heat source that does not involve combustion.

An additional strength of EESTech is that, except as described above, its proprietary R3 Process capability, uses commercially available, robust industrial process equipment with long operating histories in the oil, cement and mineral processing industries, configured to meet EESTech’s application requirements.

The majority of EESTech’s process capability is achieved through the application of off-the-shelf equipment and components produced by international companies with representative agents within South Africa. All South African agents have expertise to support the deployment and commissioning of their equipment or components as required by EESTech, all are able to support EESTech's projects with an inventory of in country spare-parts.

Each component supplier underwrites the performance of their equipment with industry standard warranties as defined by the process flow and scope of works battery limits. Material handling interface equipment has been selected and approved by each vendor to link all process components into a fully integrated turnkey operation.

For project engineering, procurement and construction (EPC) requirements, EESTech has engaged the services of Nautilus Projects and Design, a South African based independent turnkey project engineering company. Nautilus’s expertise is in the mining sector where they deliver world-class mechanical and electrical turnkey solutions. Being South African, Nautilus offers a cost advantage (compared to international rates) with design and manufacture while still maintaining international quality standards. Nautilus’s scope of work will include design, manufacture, installation and commissioning of EESTech’s projects within South Africa. Nautilus provides a comprehensive understanding of all South African regulatory requirements for the deployment of EESTech’s process facilities.

EESTech has issued Work Orders to Nautilus for the Basic Front End Engineering and Design Study for the Samancor FeCr slag reclamation project, which has been completed and a Conceptual Engineering Study for the Sasol Fine Coal Agglomeration project, which is nearing completion.

EESTech is committed to good corporate citizenship with the communities in which we operate and live. The long-term nature of projects should enable EESTech to establish lasting relationships with clients and communities by making a positive contribution wherever we work. EESTech seeks to support local enterprise development, employment, skills development and the use of local business services.

EESTech is committed to creating long-term shareholder value through development and commercialization of products and services designed to meet the needs of a world demanding ever increasing higher standards of environmental sustainability.

Company and Subsidiary History

EESTech, Inc.

EESTech, Inc. was incorporated as Aqua Dyne, Inc in the State of Delaware and commenced operations on April 26, 2000. The Company was formed to develop or acquire economically environmentally sustainable technologies with the intent of bringing them to commercialization within the mining and minerals processing industry. In June 2006, the Company changed its name from “Aqua Dyne, Inc.” to “EESTech, Inc.”

EESTech Australia Pty Ltd.

In December 2002, a wholly-owned subsidiary of the Company, Aqua Dyne Australia Pty Ltd. (now known as EESTech Australia Pty Ltd.), was incorporated under the laws of Australia. EESTech Australia Pty Ltd, was formed to conduct the Company’s proprietary process development and product introduction activities.

In November 2020, Albatross Equity Investments of New Zealand purchased a 27% interest in EESTech Australia Pty Ltd, this sale was initiated to enable the development of comprehensive laboratory and pilot plant trials for the environmentally sustainable disposal of the SPL at a New Zealand based aluminium production facility and to initiate the development of market opportunities for EESTech within Australia and New Zealand

EESTech Management Services (Pty) Ltd (EESTech-MS)

EESTech-MS was incorporated in South Africa in 2016 as a 100% owned subsidiary of EESTech Inc Ltd. The purpose of EESTech-MS was to serve as an employment and contracting platform for the engagement of employees and consultants, as required for the delivery of South African project opportunities being developed by EESTech Inc Ltd.

EESTech Inc Ltd.

In July 2017 EESTech Inc Ltd was incorporated in New Zealand as a 100% owned subsidiary of EESTech Inc. EESTech Inc Ltd was founded to deliver project opportunities being developed within South Africa.

E’Prime Alloys

In July 2019 E’Prime Alloys LLC was formed as a 100% wholly owned US subsidiary of EESTech, Inc. to establish a mineral oxide processing facilities within the US, sometime in the near future. The US Government has identified a series of ‘critical’ minerals deemed integral to the US national economy and security that need to be produced domestically. It remains EESTech’s intention to initiate the development of this facility once project financing and product offtake agreements have been confirmed.

Environmental Management Solutions LLC (EMS)

In February of 2013 EESTech entered into a Technology License Agreement with the US systems and technologies development company, Environmental Management Solutions LLC (“EMS”) whereby the founder of EMS, Chad Lehman, became a fulltime consultant to EESTech Inc. Arrangements with EMS progressed and in 2015 EESTech signed another agreement which culminated in EESTech taking over the ownership of EMS, with Mr. Lehman becoming an equity holder and Chief Technologies Officer of EESTech Inc.

EMS had developed methods for particle shaping organic materials and proprietary formulations for the agglomeration of micro-fines into briquettes which, can include reductants, fluxes, metallurgical thermites and bounding agents. EMS developed these process capabilities for third world humanitarian applications, e.g.; the agglomeration of industry waste organic compounds to produce a wood replacement fuel source for heating, boiling water and cooking food. All technologies developed by EMS have been transferred to EESTech and the EMS company has been mothballed and remain under the ownership of EESTech.

Business Description

Primary Focus

EESTech is primarily focused on developing, acquiring and commercializing reclamation and remediation services to the mining and minerals processing industries, with efforts currently focused on the delivery of a contract awarded to EESTech by Samancor Chrome of South Africa in 2019

The following is a description of the technologies, services and or process capabilities that form the basis for EESTech’s push into the mining and minerals processing markets.

R3 Process

EESTech’s Reclamation Resource Recovery Process (R3 Process™) represents Stage 1 of an efficient comminution process that enhances the beneficiation of feed materials to increase yields and profitability of waste recycling.

EESTech’s waste recycling process capability incorporates equipment attributes from the oil, cement and minerals processing industries whereby the R3 Process vastly outperforms traditional industry processes.

Traditional industry processes reduce solid materials down to an average size of 1mm to 5mm for recovery of one target mineral resource at a time. The unique configuration of EESTech’s comminution process reduces feed material down to under 500 micron with the ability to liberate any target resource from its matrix material, efficiently recovering up to 99% of multiple target materials in a single pass, with increased yields of higher grade products. Conformation of the potential yield of recoverable FeCr units was confirmed by an independent review and analysis titled, 99% Target Materials Recovery by Dr Ir Ron McDowall OBE, Hazardous and Toxic Substances Waste Scientist UNEP Geneva and UN FAO Rome.

All post process tailings are upgraded into inert sand products marketed by EESTech as ThermaSandTM, (described below) sold for application into a number of downstream markets.

EESTech believes that its advanced beneficiation processes enhance the economic outcomes of the extractive metallurgy process to deliver significant improvements in resource recovery. All recovered materials are processed into smelt ready WRAM ROX, that enhance the efficiencies of the primary smelting process

EESTech Binary Compounds

EESTech delivers advanced waste stabilization solutions that incorporate the use of proprietary binary compounds that react with wastes to encapsulate hazardous heavy metal materials within an acid resistant matrix. This reaction produces a strong, low permeability, chemically stabilized substrate that can be used in the processing of organic and inorganic waste streams.

When mixed with waste materials, these binary compounds react with polyvalent metal ions to produce precipitates, which are less soluble across a broader pH range than metal hydroxides produced by other processes. These precipitates reduce the solubility and leachability of heavy metals to produce a more chemically stable non-toxic material. The reduced mobility of hazardous solids through encapsulation, results in a by-product of limited solubility with reduced risk of leaching hazardous materials into the environment.

EESTech’s binary compound enhances the setting and hydration of all cementitious and pozzolanic matrixes. When combined with commercially available setting agents, it improves the final compressive strength of processed materials, reducing permeability and resistant to acidic attack. Increasing the hydration and bonding formation of cementitious or pozzolanic matrix decreases the total number and size of voids or channels that can form during curing to further promote the structural integrity of processed materials.

The permeability of processed material will decrease over time to further enhance acid resistance. The gel structures that achieve this function are generated through a combination of process formulations contributing to the structural compressive strengths of the final product. The resulting product is solid, less leachable and more resistant to corrosive or mechanical erosion and degradation.

The cumulative benefits of EESTech’s waste stabilization process transformed all post process tailing into an inert sand product trademarked as ThermaSand, validated by an independent analysis, titled; Inert Post Process Tailings by Dr J.H. van der Waals, PhD, Soil Science, Pr.Sci.Nat, Member of: Soil Science Society of South Africa (SSSSA), Accredited member of: South African Soil Surveyors Organization (SASSO).

The reclaimed sand generated from EESTech’s remediation process transforms the environmental liabilities of FeCr slag waste into an inert, commercially preferred high-grade sand, suitable for a variety of downstream applications including for production of a geopolymer cement. Independently reported by; Dr Ir Ron McDowall OBE, Hazardous and Toxic Substances Waste Scientist UNEP Geneva and UN FAO Rome, titled; Utilization of Reclaimed Sands from Metallurgical Slag Waste.

Waste Resource Agglomeration Module (WRAM)

WRAM is an EESTech developed process that incorporates proprietary technologies entailing the re-engineered and re-configured extrusion and or roll forming equipment, particle shaping and the chemical engineering of advanced binder formulations.

The WRAM process agglomerates ore concentrates or valuable materials reclaimed from coarse discard dumps and fines dams to produce a saleable product in the form of “WRAM ROX”:

•	A single line WRAM facility is projected to be able to agglomerate up to 70-tonnes per hour of wet or dry fines into highly compacted customized shapes and size as required for downstream furnacing.

•	WRAM readily enables the blending of various minerals such as iron ore and coking coal and or a EESTech proprietary pyro-metallurgical formula to enhance smelting efficiencies through reduced energy consumption and increased production.

•	The WRAM process permits the porosity of WRAM ROX to be regulated to facilitate improved aeration and oxidization efficiencies when smelting.

•	The high pressure blending and particle shaping of the WRAM allows for the potential bypassing of feedstock preparation of sintering, further reducing energy consumption and finished product costs.

•	Regardless of the application, the high shear blending of the WRAM process produces high-quality products of consistent composition throughout with enhanced performance characteristics.

An independent trial undertaken by, Anglo American Corp (Kumba Iron Ore) South Africa, titled WRAM-ROX Trials - Anglo American, successfully demonstrated that WRAM ROX have the necessary integrity to be used as feedstock for most applications, WRAM ROX increase the efficiency of blast furnace operation to significantly reduce energy demand. WRAM ROX resulted in a 30% reduction in downstream processing energy requirements and up to a 45% reduction in required carbon additives used by the furnace in the smelting process, equating to a substantial reduction in carbon emissions.

Inductosmelttm Reduction Furnace (IRF)

EESTech believes its IRF is a breakthrough in primary smelting furnace technology, a technology that incorporates plasma over induction that for the reasons described below deliver a significant shift in primary smelting furnaces.

Independent trials, titled Induction Furnace Smelting of Reclaimed FeCr Metal, Cr2O3, & Spinel, undertaken by Comenergy, Dr Patrick Glynn, Adjunct Professor Griffith University, Australia, confirmed the IRF's ability to deliver superior performance, with the potential to be significantly more energy efficient than current mainstream furnace technologies, with the capacity to achieve a higher conversion rate of metal-oxides into metals; as noted by Inductotherm.

The EESTech IRF will provide an ability to melt/smelt non-conductive materials such as ores, metal oxides, and silica that when smelted produce high levels of slag in an induction furnace. Until now, melting or smelting of non-conductive materials relied on low efficiency electric arc, blast furnaces, or traditional induction furnaces fitted with costly carbon crucibles which, contaminate the molten material with carbon and have a short life span making them costly to use.

EESTech’s IRF hybrid furnace has the capability to melt/smelt ores and concentrates while managing the high-volume production of slag in a continuous and highly efficient manner. The proprietary design of the IRF positions an ultra-high temperature plasma field directly over the slag zone of the IRF mitigating the formation of dangerous slag crust forming above the molten metal while significantly reducing noxious off-gases, emitted to atmosphere, normally associated with traditional smelting furnaces.

A key design feature of the IRF is the positioning of “Induction Heated Decanting Spouts” that regulate and automatically control the discharge of molten metal and molten slag. The molten slag is discharged through a spray system that transforms molten slag into spherical micro-pills (ThermaPrills™), a high-end ceramic sand product widely sought after by the metal casting industry.

The application of the EESTech IRF, with an integrated plasma cap for primary smelting is primarily enabled due to the following:

•	The IRF can maintain slag in a safe molten liquid state.

•	Automated regulation and control of molten metal and slag volumes by continuous discharge through an induction heated discharge spouts.

•	Feedstock material is passed directly through an ultra-high temperature plasma field to rapidly initiate the melt/smelt process.

•	The ultra-high temperatures of the plasma field and its extended exposure to the reduction zone significantly reduces energy demands of primary ore smelting, delivering higher conversion rates of metal-oxides into metals.

•	The induction heated metal zone below the plasma heated slag zone completes the reduction of metal-oxides into molten metal and provides electromagnetic stirring action that produces homogenous metal alloys.

EESTech believes the net result of the IRF will be a highly-efficient primary smelting platform that is more energy efficient than traditional furnaces. On February 19th, 2020. EESTech announced the signing of a supply agreement with the Inductotherm Group, the world largest integrated builder and supplier of induction furnaces. https://www.eestechinc.com/2020/02/19/eestech-inc-announces-heads-of-agreement-with-inductotherm-corp/.

ThermaSand - ThermaPrills

EESTech believes that its previously described, ThermaSand™ produced by EESTech’s unique process will have a market acceptance as a high grade, high demand, industrial sand product. Being manufactured from FeCr slag, it will have a typical chemical composition of silica, alumina and magnesium bound together in an amorphous glass matrix. ThermaSand is dust resistant, sub-angular, and with an elevated alumina content making it harder and stronger than silica sand which is being banned by the foundry and metals casting industries due to it causing silicosis.

 EESTech is developing a process for upgrading ThermaSand into high-end metal casting ceramic prills, to be trademarked as ThermaPrills™. This process incorporates the melting of ThermaSand in a proprietary induction heated launder where it is discharged into a PLC controlled proprietary venturi assembly using a high-pressure jet of air to rapidly cool the molten material into a spherical ceramic ThermaPrills, then screened into various size fractions ranging from 500µm to 100µm,

Sand is an essential part of the ferrous and non-ferrous foundry industry. Sand made from FeCr slag has proven to be a superior product when used in the production of casting molds. EESTech’s ThermaPrills can be sized and blended to meet demanding specifications of this high-end market opportunity.

ThermaPrills will have a fusion point of above 1600°C and a low rate of thermal expansion, making them an ideal, cost effective foundry sand solution for most casting requirements. ThermaPrills produce stable cores and molds that yield high quality metal surface finishes, thereby reducing finishing costs of the final product. These attributes make ThermaPrills a premium foundry casting sand solution.

More than 90% of all manufactured goods in the United States contain cast metal components, requiring 100 million tons of foundry sand in circulation with 10 million being replaced annually. ThermaSand and TheraPrills will provide a longer service life and a more environmentally friendly alternative to the banned silica sand.

EESTech transforms process slag, an industry liability, into what it believes, is the first real alternative to stop controversial wetland sand mining and the destruction of sensitive ecosystems. The production of ThermaSand and ThermaPrills delivers a total full cycle waste management solution.

Geopolymer Cement

There are nine different classes of geopolymers, but the classes of greatest potential application for construction and infrastructure are comprised of aluminosilicate materials, used to completely replace Portland cement in concrete. Slag based geopolymer is ground-breaking and sustainable construction material, which can be used to replace Portland cement to reduce the adverse effect of extreme CO2 emission.

Based on a 1993 study the production of Portland cement is responsible for 7% of global CO2 emissions, the potential energy and carbon dioxide reduction using geopolymers are considerable. Studies show that slag based geopolymer concrete mixes indicate a potential to significantly reduce greenhouse gas emissions, making geopolymers a preferred alternative to Portland cement; https://www.researchgate.net/profile/Joseph-Davidovits/publication/306946529_Geopolymer_Cement_a_review_2013/links/5bf2cb7c299bf1124fde4512/Geopolymer-Cement-a-review-2013.pdf

Through the application of a unique proprietary process that takes advantage of the sunk energy cost inherent in FeCr slag EESTech is able to transform ThermaSand into geopolymer activator - a high pH, user friendly, liquid activator that chemically initiates the setting of sand and aggregate into geopolymer concrete.

EESTech’s geopolymers and green cement products offer advantages such as high strength, ultra-porosity, low drying shrinkage, low creep, acid resistance, thermal properties and ultra-low carbon footprint as a preferred substitute to Portland cement, therefore having the ability to generate carbon credits.

The environmental regulations driving the cement industry to reduce emissions are increasing global demand for economically and environmentally sustainable alternatives to replace Portland cement. Furthermore, driving the demand for change is the international financial markets support investment in environmental sustainability projects which is contributing to the growth of the geopolymer and green cement markets.

All EESTech processes are nontoxic and ecologically harmless in freshwater environments, completely inorganic, economically and environmentally sustainable.

HEDS Battery (High Energy Density Storage).

Designed, developed and licensed to EESTech by: Dr. Patrick Glynn; Adjunct Professor, Griffith University, Queensland Australia and member of EESTech’s Advisory Board.

The HEDS technology was appointed the winner of the Kanthal Award in 2018, for innovation in energy storage and power generation.

Thermal Energy Storage

EESTech believes its HEDS Battery (High Energy Density Storage) is a breakthrough in high density energy storage, that delivers a paradigm shift in how high density energy storage is achieved.

The HEDS battery is based on sensible and latent heat energy storage using silicon metalloid, a unique material that overcomes previous energy storage barriers for heat, solar and wind power production and will in time, revolutionize green energy production around the world.

Phase Change Material of Choice

Silicon metalloid is solid or as a solid in granular form. For Silicon metalloid to undergo a phase change it requires heat to be applied until it melts. This is the phase change we are looking for, the melting point at which Silicon metalloid turns to liquid, is 14100C.

To raise the temperature 1000 grams of Silicon metalloid from ambient temperature (<>250C) to 14100C, the Silicon metalloid will absorb approximately 975,365 Joules. To now force the same 1000 grams of Silicon metalloid through the phase change and into a liquid without raising the temperature, the Silicon metalloid would need to absorb a further 1,743,763 Joules. This would give Silicon metalloid in its molten state without exceeding 14100C, an energy storage capacity that is 20 times that of a lead acid battery.

The HEDS battery has unlimited charge/discharge cycles, 480 W/hour per kg energy storage density and a potential >90% efficiency when used in combined heat and power (CHP) applications. HEDS batteries are suited for energy storage applications including mobile phone cell-towers, bus, truck, train and sea ferries due the smallest size starting with 500 kW/hour thermal storage for transport and commercial vehicles increasing to over 50 MW/hour thermal storage for utilities requiring mass scale energy storage.

EESTech believes this technology will set a new benchmark for clean energy storage, it is based on existing proven technologies, reducing development time, with design advantages achieving 20 times higher energy storage capacity of a lead acid battery and up to 200% better than all other energy storage technologies. The integration of custom sized HEDS will significantly increase the average efficiencies of wind or solar power systems.

EESTech will assign a HEDS technology License Agreement to Bharat Energy Storage Technology, India, this company has successfully produced operating systems and is in the process of producing the first commercial HEDS for domestic and industry market applications within India. EESTech will initially contract Bharat for the production and distribution of HEDS, for EESTech’s worldwide distribution into other growth market opportunities.

EESTech Customers/Prospects

Samancor Chrome Holdings Proprietary Limited

A revision of South Africa’s Mineral and Petroleum Resources Development Act 2002, which introduced strict regulations governing mine and process waste, compelled Samancor with over 40 million tons of FeCr slag stockpiled across six production sites, to contract with EESTech for the provision of an economically, environmentally sustainable, waste management solution.

In 2015, Samancor, the world’s largest integrated ferrochrome (FeCr) producer, entered into a Collaborative Development Agreement with EESTech, to demonstrate EESTech’s waste management capability by agglomerating discarded chromite ore fines into WRAM-ROX. The Agglomeration would enhance the efficiency of FeCr metal production, thereby eliminating a waste liability by transforming process slag waste into a valuable resource.

While working with Samancor, EESTech identified an opportunity to recycle Samancor’s FeCr slag to recover up to 99% of chrome units that remain locked within process slag, due to the inefficiencies of traditional process equipment, to produce a smelt ready concentrate in the form of WRAM-ROX.

EESTech’s ability to recover chrome units from slag for smelting in its IRF, results in all post process tailing being an ultra-clean sand product, independently classified as an inert material, that is nontoxic and ecologically stable, making it environmentally sustainable and suitable for a number of downstream commercial applications. This sand product has been trademarked by EESTech as ThermaSand.

EESTech’s process configurations were validated in South Africa by Samancor over the course of a 4-year due diligence process, which included multiple sample processing’s, third party test analysis and economic and technical feasibility appraisals.

Upon contract completion, EESTech initiated a planned rollout schedule to advance the Samancor project which included contracting the services of Ekoinfo CC Environmental & Wildlife Management Consultancy, to undertake a comprehensive, Government required Environmental Impact Assessment (“EIA”) as part of the regulatory requirements that must be completed and approved prior to initiating project construction. The Environmental Impact Assessment for the Samancor project was approved by the South African Government Department of: Agriculture, Rural Development, Land & Environmental Affairs, Mpumalanga Province, Republic of South Africa, titled, EIA Approval.

EESTech determined that an optional two-stage two-year rollout plan was the most cost-effective way to establish the Samancor project. Stage 1 would require the establishment of a FeCr slag milling and screening facility that should produce an early cashflow of saleable products: a) a Chrome concentrate in the form of WRAM-ROX which EESTech intends to sell to Samancor and b) ThermaSand, for which EESTech already has a high volume off-take commitment for by the foundry and metal casting industry.

The option of implementing Stage 2 would only be determined upon the development completion of EESTech’s patent pending plasma over induction furnace (IRF), which could be used for the primary smelting of the chrome concentrate WRAM-ROX into FeCr metal. All FeCr metal will be sold back to Samancor under the terms of the existing February 21, 2019, contract, for all FeCr produced by EESTech. The ability and efficiencies of the Stage 2, option will have the potential to significantly increase the commercial benefits to EESTech.

In September, 2017 Samancor informed EESTech that it would enter into an agreement with EESTech to implement a 10 million ton slag waste recycling project at their Ferrometals production facility, the largest of Samancor’s facilities, located in Emalahleni, Mpumalanga Province, approximately 65km east of Pretoria in South Africa.

On February 21, 2019, Samancor Chrome, awarded EESTech a 10-year contract with a 5-year extension option to undertake the recycling of FeCr slag waste at their Emalahleni facility. where over 12.5 million tons of FeCr slag waste is stockpiled with approximately 1 million tons of FeCr fines stored in a slimes dam.

EESTech was contracted to deliver a “zero waste” solution at Samancor’s Ferrometals production facility, where EESTech’s advanced process methodologies will reclaim up to 99% of residual FeCr units from Samancor’s slag dumps. The EESTech facility is configured to process a minimum of 700,000 tons of slag per year, to produce reclaimed chrome concentrate and post process tailings (“PPT”). All PPT generated from recycling and reclaiming of chrome units from slag is beneficiated into high-grade inert, specialty sand products, highly sought after by a variety of industries. Under the terms of the contract with Samancor all PPT are 100% owned by EESTech (this will be marketed as ThermaSand), with all revenues from the sale of this material going to the sole benefit of EESTech. ThermaSand can be sold as a feature rich foundry and metal casting sand. https://www.alibaba.com/product-detail/Ferro-Chrome-Sand

Under the terms of the existing February 21, 2019 contract, Samancor is obligated to purchase all FeCr metal reclaimed by EESTech at a pre-determined discount to the spot market price for FeCr. Based on the volume of recoverable FeCr and the volume of ThermaSand produced and sold, we believe the potential revenue value over a ten-year period will be in excess of US$800 million, plus an upside share in FeCr market price increases. The revenue target reflects on the forecasted value / revenues generated from the sale of product EESTech can reclaim from the Samancor Emalahleni FeCr slag dump. Samancor is contracted to provide EESTech a minimum of 10 million tons of FeCr slag over the 10 year term of the agreement with an extension option for a further 5 years, EESTech’s revenue target assumptions are limited to the 10 year period. The current reserve of FeCr slag at the Samancor Emalahleni facility is reported at approximately 13 million tons, with an additional 1-2 million tons of slimes dam fines. Additionally, Samancor is producing over 300,000 tons of new horizons slag per annum.

EESTech has designed a reclamation facility with a capability of processing in excess of 1 million tons of Fr Cr slag waste per annum. However, to demonstrate the commercial feasibility of the Samancor project EESTech’s management has used in its planning a scenario of only achieving a minimum process capacity of 700,000 tons of FeCr slag per annum. The outcome of this reduced capacity would result in the production of between 100,000 to 120,000 tons of chrome concentrate and 550,000 to 600,000 tons of inert post process tailings sand per annum for resale. The minimum amount of ferrochrome slag waste that Samancor needs to make available to EESTech is 10 million tons. However, the contract does not stipulate that EESTech has to process 10 million tons of ferrochrome slag.

The chrome concentrate produced by EESTech has a forecasted value of US$150 per ton, as a discount to market price for chromite ore, https://trade-metal.com/chromite-ore-price-s5328.html, or if beneficiated-upgraded in EESTech's IRF to FeCr metal, a revenue contribution to EESTech of no lower than US$1200 per ton, the discounted floor price Samancor is contracted to purchase FeCr metal from EESTech, whereas the current market value of FeCr metal is approximately US$1,335 per ton,

The post process tailings sand is to be beneficiated into ThermaSand, which is forecasted to deliver a revenue contribution of US$150 per ton. EESTech’s pro forma pricing of sand is based on discussions/early negotiations with potential off-takers for ThermaSand based on the export of sand from South Africa to US and European markets. This is supplemented by preliminary discussions with the US Foundry Association who are challenged with casting sand supply issues. EESTech believes the characteristics of EESTech’s ThermaSand make it an ideal alternative for what they require.

Stage 1 of the process design relating to milling, screening and separation process works to produce chrome concentrate and tailings sand have been completed, both are saleable products. Stage 2 relating to IRF deployment is forecasted at 24 months for manufacture and deployment, with IRF design and final costing being determined by the unique design configuration of each application requirement.

Revenues from the sale of the non-beneficiated chrome concentrate and ThermaSand exceed US$900 million over the ten year term of the contract;

Cr Concentrate : 100,000 tons x $150 x 10yrs = $150,000,000
Tailings Sand : 550,000 tons x $150 x 10yrs = $825,000,000

-	Currency exchange rates influence of domestic (South African) chrome concentrate as this product is sold locally back to Samancor is South African Rand. EESTech has modelled its assumptions on a Rand15 to US$1.

-	The sales of ThermaSand and beneficiated Cr Concentrate (FeCr metal) is traded/ valued in US currency.

-	The market price of FeCr varies according to market supply and demand conditions, however underlying demand for stainless steel which comprises approximately 18% FeCr has had the market price of FeCr consistently above the floor price that Samancor is contracted to purchase FeCr from EESTech for. Furthermore, it should be noted that South Africa represents approximately 72% of the worlds commercial supply of chromite. https://www.rough-polished.com/en/analytics/123526.html

-	We anticipate that an investment of approximately US$50 million.in project capital will be required for the construction and commissioning of the Samancor FeCr Slag Reclamation project facility. Upon its commissioning, the Samancor facility will produce product in the form of (a) reclaimed ferrochrome concentrate which Samancor will purchase and pick up from the gate of the facility, and (b) tailing sands which are to be sold at the gate via rail loading infrastructure.

-	We estimate that the Samancor facility will generate revenues of approximately US$90 million per annum with an EBITDA of approximately 60%. This project earnings estimate is based on annual costs of approximately: US$4.8 million for slag screening and conveyance; US$7.2 million for labor; US$7.5 million for site levies and license fees; US$4.6 million for consumables and tailing sand beneficiation; US$5.2 million for utilities and maintenance; and US$7.1 million for selling, general and administrative expenses. This estimate is based on a number of assumptions in budgeting for our future activities, including the costs of commodities and the effects of regulation and taxes by governmental agencies. These assumptions are inherently subject to significant business, political, economic, regulatory, environmental and competitive uncertainties, contingencies and risks, all of which are difficult to predict and many of which are beyond our control.

The project establishment period is defined as once project funding is finalized. Global supply chain constraints could impact equipment supply lead times, which could give rise to a 6-8 month over run in completion. The estimated target date for commissioning of the Samancor facility is Q1 2025.

Effect of Governmental Regulations

•	With EESTech’s lead projects being in South Africa, compliance with South Africa’s Black Economic Empowerment Regulations is required. This recognizes the utilization of black owned local service and supply companies and either 26% of locally registered operating companies to be black owned or for multinational companies a Black Economic Empowerment levy of up to 4% of revenues.

•	South Africa has a Carbon Emissions tax of Rand 144 per ton, about US$9 per ton.

EESTech’s project deployments require environmental approvals that are granted from the submission of Environmental Impact Assessments (EIA). With EESTech positioned as an environmental service company provisioning environmentally sustainable solutions, the filing or submission of EESTech’s applications are being well received by South Africa’s Department of Environmental Affairs, the EIA for the Samancor project has now been approval and received by EESTech

Sasol South Africa Limited

Sasol Limited (“Sasol”) is a publicly listed company on the Johannesburg Stock Exchange in South Africa and the New York Stock Exchange in the United States. Sasol is a large company and the seventh largest coal mining company in the world. Sasol is a producer of synthetic chemicals and fuels derived from coal. Sustainability has become a major driver in Sasol's business, whereby they have prioritized four relevant Sustainable Development Goals to ensure their business is environmentally, socially and economically sustainable. https://www.sasol.com/sustainability/our-sustainability-approach

In February 2014 EESTech was invited by Sasol to demonstrate its ability to improve the physical or chemical properties (“beneficiate”) of discarded coal fines into a product suitable for gasification. Sasol operates Fischer-Tropsch synthesis-based fuels production plants and is one of the world’s leading large-scale producer of liquid fuels and chemicals from coal.

EESTech successfully demonstrated that it could mitigate Sasol’s environmental waste footprint through the deployment of the WRAM-ROX process, by converting a liability into a suitable feedstock for Sasol’s gasification plant. Gasification, rather than direct combustion, significantly reduces the environmental emissions of coal as a fuel source.

In August 2014, EESTech responded to a formal request for a proposal from Sasol by submitting a comprehensive proposal for a complete WRAM-ROX process line for the agglomeration of coal fines. Sasol did not proceed with the project however due to pressing sustainability concerns they reactivated the project and made direct contact with EESTech declaring EESTech was the only company that had been able to demonstrate the capability to agglomerate coal fines to the specification required for gasification.

Sasol has engaged EESTech to undertake an extensive testing / trial and demonstration program for the deployment of EESTech's WRAM-ROX process for the agglomeration of coal fines. The capital requirement for this project testing and trials are being underwritten by upfront establishment fees by Sasol.

EESTech was initially contracted to undertake an analysis of its various fine coal streams and determine if such product could be agglomerated into pellets that would allow this product to be gasified. The gasification of reconstituted coal fines requires unique performance characteristics greatly different from that required for combustion.

The initial experimental / R&D undertaking was followed up by a work order for production trials, that would produce 1 ton of agglomerated Sasol coal fines for Sasol gasification testing. Completion of this has led to Sasol commissioning EESTech to produce a conceptual engineering and design study for a commercial scale fine coal agglomeration facility to validate commercial scaling and financial feasibility of such a process facility.

Conditional of this study meeting the requirements of Sasol, it is intended the Parties will enter into negotiation of a commercial contract that will become a significant component in assisting Sasol to meet its environmental sustainability objectives. Subject to further trials being completed by EESTech, the commercial contract will call for a long term (10-15yrs) tolling fee service arrangement for the agglomeration of approximately 1 million tons Sasol coal fines per annum and the doubling of this before 2029. Pre-contract trials are continuing.

Aside from this fine coal agglomeration project, EESTech is in advanced negotiations for the partnering with Sasol for the utilization and market deployment of other EESTech waste management / emissions reduction technologies. Completion of negotiations and announcement of a signed agreement is anticipated pre 2023.

Anglo American / Kumba Iron Ore

In August 2013 EESTech initiated an evaluation trial with AngloAmerican Corp (Kumba Iron Ore) to determine the application potential of the EMS formulations when used in EESTech’s WRAM. The shareholders of Kumba Iron Ore are; Anglo American plc (63.4%) the Industrial Development Corporation (IDC) of South Africa (13.1%) and Minority shareholders (23.5%).

The evaluation program demonstrated that WRAM-ROX have the necessary integrity to be used as feedstock for smelting iron ore and other metal oxides in a blast furnace. Trial results confirmed that WRAM-ROX increased the efficiency of blast furnace operations to significantly reduce energy demand. EESTech’s testing indicated that WRAM-ROX resulted in a 30% reduction in downstream processing energy requirements and up to a 45% reduction in require carbon additives used by the furnace smelting process; equating to a substantial reduction in carbon emissions. EESTech believes this innovation collectively delivers economic and environmental sustainability outcomes for smelting metal oxides into metal.

EESTech’s Other Technologies

The following is a description of other technologies that EESTech has decided to not aggressively pursue at this time but believes provide potential future value.

Hybrid Coal Gas Turbine (HCGT)

EESTech believes that its HCGT represents a significant initiative in the battle against climate change.

Billions of tons of waste coal are stockpiled in dumps around the world. Until now this has been an acknowledged legacy of coal mining and coal fired power generation. Waste coal is an ongoing generator of environmentally hazardous methane, a Green House Gases (“GHG”) emission that the United States EPA estimates is more than 25 time as potent as carbon dioxide at trapping heat in the atmosphere, See attached: Methane Emissions

The HCGT is a robust, high efficiency combustion process with a multi-fuel capability, designed and developed for the combustion of low-quality waste coal in combination with fugitive coal mine methane gases such as Ventilated Air Methane (“VAM”) or Coal Mine Methane (“CMM”), in the uniquely configured HCGT rotary kilns.

EESTech believes that using waste coal for the production of a low carbon cement and the generation of electrical energy would greatly reduce GHG emissions when compared to the volume of methane emissions constantly generated over the lifetime of waste coal dumps. Furthermore, EESTech believes that utilization of waste coal as a fuel for the HCGT will mitigate the production of methane and acid mine leachates, to deliver long-term environmentally sustainable benefits and commercially responsible governance of natural resources.

The HCGT uses a sophisticated combustion control system to regulate the flow of variable fuel types or combination of fuels, including waste coal, high volumes of forced air flow and the ability to use CMM / VAM to produce high temperature combustion gases. These super-heated gases are passed through a heat recovery boiler to convert heat energy generated from combustion into steam which is expanded through a steam condensing turbine to produce electricity. All exhaust gasses are treated by an industry first acoustic agglomeration filtration process that removes up to 83% of all particulate matter from the HCGT exhaust stream.

The HCGT was developed as modular 1MW, 3MW and 6MW power generation platform with the capability of producing commercial volumes of low carbon cement per MWh of energy produced. All components utilized in the HCGT design were developed using commercially available components that could be sourced from local manufacturers, and configured as a platform to incorporate EESTech’s process. The HCGT was thus easily scalable to meet the requirements of most applications.

EESTech has recently made an addition to the HCGT by including the WRAM ROX process for the preparation of waste coal as fuel for the HCGT, whereby proprietary formulations are added to enhance the thermal values and combustion characteristics of the waste coal. The combination of enhanced fuel and high volumes of forced air flow result in ultra-high temperatures being achieved inside an enclosed flare, effectively eliminates any visible smoke from being exhausted.

A key component of the WRAM ROX formulation is designed to transform fly-ash, produced from the high temperature combustion of waste coal within the HCGT, into a calcined clinker that, when mixed with gypsum and milled down to a uniform size of below 30 micron, produces a high grade low carbon cement, an economically and environmentally sustainable replacement for Portland Cement.

After completing a fully developed HCGT pilot plant in 2007, three internationally recognized independent engineering companies were contracted to undertake a comprehensive performance review and to confirm the efficiencies and scalability of the HCGT.

JetWater

The JetWater system was developed by EESTech in 2004, is a water purification technology that is designed to deliver efficient and cost-effective treatment of contaminated effluent arising from industrial processes or occurring in process waste streams. The JetWater can also be used for the desalination of sea water.

The JetWater system (“JWS”) can process up to 11,000 gallons (50,000 litres) of contaminated water per hour, using a simple and unique process for extracting dissolved and suspended solids from water, resulting in water which can be processed to pharmaceutical standard if required.

The evaporation based JWS process can produce purity of output water to less than ten parts per million of suspended solids. Achieving target levels of the output contaminants can be controlled to any level by mixing of feed water with processed water. Water classified as demineralized or potable are able to be produced from the process. Industrial waste water can be processed to achieve 100% recycling of site waters, making for no off-site discharge and hence exceeding all EPA guidelines.

The quality of the produced water may permit discharge to ecosystems with no further treatment necessary to comply with EPA guidelines. Further chemical treatment can be utilised to address residual pathogens that are not sterilised in the heating by this process. The requirement for chemical treatment and the quantities of chemicals utilised in the post-treatment dosing are significantly reduced in comparison to all filtration technologies. Cost of total treatment of wastewaters is significantly reduced due to less chemical intervention to achieve the same cleaning of the water.

Pyro-Metallurgical Thermite Formulations

EESTech has developed proprietary pyro-metallurgical thermite formulations that can be incorporated into WRAM ROX to enhance primary smelting efficiencies by significantly reducing energy requirements for smelting mineral oxides into metal including reactive metals such as titanium.

EESTech successfully demonstrated that this proprietary process has the potential for competitive commercial titanium production. Laboratory-scale testing that incorporated the use of EESTech’s proprietary pyro-metallurgical thermite formulations, confirmed the ability to convert titanium dioxide TiO2 into Ti metal through a highly efficient three-stage process incorporating a modified IRF, trademarked as the Ti-IRF.

The purpose of the first stage Ti-IRF process using EESTech’s pyro-metallurgical formulations was to ensure that the high-temperature smelting reactions occur reliably at a controlled rate.

The second stage of the process was smelting the WRAM ROX in the Ti-IRF to produce molten Ti metal. WRAM ROX formulations regulate the reaction rates to prevent violent splattering normally associated with high-temperatures generated by a thermite reaction. The Ti-IRF provides a controlled environment that prevents molten metal contamination. This aspect is critical to ensure a high-grade Ti metal product.

EESTech solved the problems related to the reactivity of titanium metal and its oxides by lining the Ti-IRF crucible with an oxide that does not react with molten Ti metal. Using a water-cooled copper skull crucible in the Ti-IRF for the production of Ti metal successfully addresses this critical issue.

The atmosphere within the Ti-IRF is controlled with inert gas to prevent oxidation of the molten Ti- metal during the smelting process. This will be continued in pilot-and commercial-scale work, and vacuum vessels will also be introduced to limit the oxygen content of the final product.

The third stage of the process for the reduction of the molten Ti-metal was the dissolved oxygen content so that the finished product meets industry standards. This is achieved by adding a granulated metal to the molten Ti-metal while in the Ti-IRF. The granulated metal has a higher affinity for oxygen than the molten Ti-metal, thus stripping out the oxygen without alloying with the molten Ti-metal. The granulated metal is converted to an oxide and is removed from the molten Ti-metal in the form of slag, which potentially has a commercial value of its own.

EESTech’s believes Ti-IRF has the potential to deliver a more efficient, more cost-effective method of producing Ti-metal compared to current industry processes. EESTech believes that the computational and experimental work conducted to date indicates that the Ti-IRF has the potential to deliver a more efficient and more cost-effective approach compared to the mainstream processes currently used to produce Titanium metal. EESTech believes the process will transition to become a major primary smelting breakthrough for the titanium industry.

EESTech believes that its’ proprietary formulations combined with the Ti-IRF process will disrupt and alter the landscape of this industry, as it holds the potential to be more energy efficient and to significantly reduce the carbon footprint of the industry standard Kroll process invented in 1932.

Delta-E

The Delta-E is a proprietary technology under development by EESTech, designed to be a highly efficient, milling process that utilizes the extreme dynamics of natural forces on hard rock.

The Delta-E, with no internal moving components, is intended to use a counter flow vortex generator, acoustic modulation, vacuum and cryogenics to generate the required conditions to breakdown the structural bond of materials fed directly into the process chamber.

The design features of the Delta-E are intended to induce naturally occurring stresses that have the ability to mill dry or saturated materials down from 70mm to ultra-fines subangular particles of less than -50µm, water is vaporized, all solids are disassembled to their elemental form before discharging within the gas/air stream.

Processed materials will be pneumatically conveyed into a cyclone where they are separated from the gas/air stream. The processed material will then be dispensed from a storage hoper into a gravitational separator, whereby the ultra-fine materials are separated by specific gravity.

The purified fine materials will be able to be bagged and sold as feed stock for a variety of industrial applications or can be processed into WRAM-ROX as a smelt ready concentrate for the production of Metals and alloys.

Prototype Delta-E devices have been built in a number of development configurations and tested with a variety of feed materials, demonstrating the potential to significantly reduce the cost of milling hard rock materials.

The development phase of the Delta-E has demonstrated a promising potential to achieve the priceable design objective. EESTech plans to continue this development as a work in progress

 Intellectual Property Rights and Strategy

EESTech Intellectual Property Strategy

The following presents a high-level summary of EESTech intellectual property: current status; ownership and IP management; and future strategy.

EESTech Intellectual Property – Current Status

EESTech intellectual property currently includes registered and unregistered intellectual property rights: three international patent applications, one early-stage patent application (filed but not yet extended internationally), two registered trademarks, five unregistered trademarks, copyright works, data, designs, confidential information and trade secrets (please see Tables 1 and 2).

Patents

We are using the Patent Cooperation Treaty (PCT), managed from Europe, which makes us eligible for patent protection in up to 156 countries around the world, including USA, Canada, Europe, China, India, and the countries of the Asia-Pacific area, Africa and south America. Mid-2023 to early 2024, we will select from the 156 countries of the PCT those countries of commercial or competitive importance and we will maintain the patents in those countries. Once granted and if maintained, the patents will continue in force for 20 years.

The three international patent applications protect the novel aspects of the EESTech technology as a process, as the related equipment and the resulting products or qualities of the products.

PCTIB2022/055499 ‘Improved hybrid smelting system’ describes the novel EESTech induction smelting system and the parameters of control that optimize the hybrid combination of plasma over induction for a superefficient, continuous smelting process, via real-time monitoring and adjustment of the process parameters.

PCT/IB2022/056395 ‘Method and system for the remediation of spent pot liners’, cites PCTIB2022/055499 and the pertinent advantages of the EESTech smelting process, and describes the EESTech plasma field remediation of spent pot liners where toxic and hazardous compounds are rendered safe, remediation yields are repurposed materials and value-add products are produced. Remediation is accomplished by a system comprising a primary plasma arc furnace to receive and decompose the spent pot liners to produce a raw syngas, a secondary plasma arc furnace to receive and decompose the raw syngas to produce a refined syngas, and a controller to monitor and control the remediation.

PCT/IB2022/056624 ‘Method and system for beneficiation’ describes the EESTech method and system for beneficiation for the recovery of alloys, metals, and minerals from mining and process waste, for example, the recovery of ferrochrome (FeCr) from less desirable materials. An exemplary product is a chrome concentrate of 95% chrome units.

GB2210223.0 ‘Method and system for thermal spent pot liner beneficiation’ describes a process to thermally beneficiate spent pot liner from aluminum smelters into inert slag, crude iron (‘pig iron’) and syngas, with the advantage that the syngas is combusted in a generator providing supplemental power for the beneficiation process.

Trade marks

EESTech product and corporate names are protected via registered and unregistered trademarks. We intend to use the EESTech leaf – now registered in the European Union and being extended internationally - as an alphabet and translation agnostic brand identifier, akin to Apple Mac’s apple logo. A text component, the EESTech name, and other descriptors will be used in association with the graphical mark.

Copyright works

Copyright works support the technology covered by the patent applications and an inventory of copyright works (including software, design drawings flow charts and other documentation) is underway. These include: original source code and software relating to the patented process master control unit, documentation, brand illustrative and instructional matter, engineering and other design drawings that are not covered by design, flow charts, graphical works and data.

Designs

Plant and apparatus components, as well as the unique physical form of products (e.g. briquettes), will be protected by registered and unregistered design right. In most major territories, a ‘grace period’ applies to registered designs whereby, unlike patents, a product can be disclosed before design protection is sought. EESTech will thus proceed with design protection during 2023.

IPR:	Application number:	Title:	Filing date:	Expiry date:
Patent:	PCTIB2022/055499	Improved hybrid smelting system	15.06.21	15.06.41
	PCT/IB2022/056395	Method and system for the remediation of spent pot liners	03.12.21	03.12.41
	PCT/IB2022/056624	Method and system for beneficiation	17.12.21	17.12.41
	GB2210223.0	Method and system for thermal SPL beneficiation	12.07.22	12.07.42
Trademarks: Registered trademarks	NZ 1077578	Inductosmelt®	04.10.17	04.10.27
	EU 018694714	®	28.04.22	28.04.32
Unregistered trade marks		ThermaSand™ ThermaPrills™	N/A N/A	Indefinite Indefinite
		WRAM-ROX™ R3 Process™ Delta-E™	N/A N/A N/A	Indefinite Indefinite Indefinite

Table 1: Summary of EESTech patents and trade marks

IPR	Subject matter:	Duration:
Copyright:	Source code* and software* (including of the patented process master control unit) documentation Brand illustrative and instructional matter Design drawings* Flow charts Graphical works Data	Life of author plus 50 – 70 years
Design:	Equipment / plant* Equipment / plant components logo	Registered design rights - up to 25 years Unregistered design rights – up to 15 years
* currently among EESTech trade secrets

 Table 2: Summary of EESTech copyright works and design

Ownership and IP management

In March 2022, EESTech Inc incorporated a wholly owned subsidiary company – EESTech Europe Holdings BV to manage EESTech intellectual property. Among the anticipated benefits of the intellectual property management entity are: clarity of ownership for ease of intergroup and commercial transactions; the focus of an expert team; the minimizing of the overall rate of tax for the group and simplification of inter-jurisdictional tax issues; and ease of IP valuation.

In addition to other benefits, the Netherlands was chosen as the place of incorporation for EESTech Europe Holdings for its tax, funding and legal advantages (including the caliber of intellectual property law, practice and flexible choice of intellectual property rights filing jurisdiction).

All intellectual property is in the process of assignment from EESTech Inc to EESTech Europe Holdings BV, and EESTech Europe Holdings BV will now be the applicant and owner of intellectual property.

Future Strategy

Each form of intellectual property right serves a different purpose. As separate legal instruments, each intellectual property right can be used independent of, or in combination with other rights and can thus build value and facilitate different commercial operations internationally.

Historically, EESTech had relied on confidentiality and trade secrets. This reflected the fast pace of improvement and development to the EESTech technology, while avoiding the ‘public’ disclosure that most forms of intellectual property application entail.

The EESTech intellectual property portfolio is now being constructed to take advantage of different intellectual property rights to enhance protection, value and commercialization options.

Our goal is to ensure that each novel and valuable aspect of the EESTech technology is captured - individually and within the context of use - as well as iterations that are non-core business for EESTech but which can be out-licensed to third parties or further developed as collaborative ventures.

We intend for EESTech intellectual property rights to be international: valid and enforceable in countries where EESTech operates/will be operating; in countries where there is out-licensing potential; and in countries where there might be risk of ‘invent around’ or ‘non- infringing’ copying. We will also select optimal jurisdiction for filing, according to qualitative criteria and competition.

Among other advantages, we intend that the portfolio will support EESTech’s commercial negotiating position and preemptively define EESTech ‘background’ intellectual property prior to collaboration to reserve EESTech’s right to related new intellectual property resulting from collaboration.

We intend that the portfolio will also be structured to enable EESTech to take-up alternative revenue generating opportunities.

Year Ended December 31, 2020

Covid-19

In February 2020, the Covid-19 Pandemic impacted EESTech’s project rollout plan by bringing everything to a halt, including EkoInfo’s work on the Samancor project EIA, with all other projects being disrupted.

Samancor Chrome

In January 2020, EESTech appointed Nautilus Projects (Pty) Ltd, as the lead engineering company to initiate the detailed engineering plan for the deployment of the Samancor project. Nautilus is an independent turnkey projects solutions company, with expertise in the mining sector where they deliver Engineering, Procurement and Construction (EPC) services.

Over the twelve months Nautilus has worked closely with EESTech to complete the Samancor projects scope of works, identifying and consolidating arrangements with all equipment and service providers. EESTech and Nautilus have completed a comprehensive process design review, confirming the logistics and supply chain certainty for all imported equipment.

Sasol

In May 2020 Sasol issued an international Request for Proposals (RFP) / Tender for the agglomeration of coal fines to a specification suitable for gasification. While EESTech was once again invited to submit a proposal under this RFP now ready for public release. EESTech gave notice to Sasol that, as previously noted in 2019, that EESTech was not prepared to be part of its competitive tender process. EESTech reiterated that it would still welcome the opportunity to deliver the project for Sasol if the respondents to the new RFP failed to meet the original standards set by EESTech in 2014.

In 2021 Sasol made contact with EESTech because they were dissatisfied with the outcome of the tender by others as no suitable submissions were received. Subject to further trials being completed by EESTech Sasol is seeking a commercial arrangement with EESTech to agglomerate Sasol’s discard coal fines to a standard that could meet their gasification requirements. Sasol is ideally seeking a tolling / fee for service arrangement for an immediate agglomeration 25,000 tons of coal in the first year growing each year thereafter to an approximate 2,500,000 per year within 3 years, with a contract period of fifteen years. Pre-contract trials are continuing.

Spent Pot Liners (SPL) disposal

In March 2020 EESTech Australia Pty Ltd entered into a confidential Technology/process trial/demonstration Agreement with a New Zealand based aluminium smelter to develop and demonstrate a waste management solution for the disposal of Spent Pot Liners (SPL), a hazardous and problematic waste material produced through the production of aluminium. EESTech’s plans to develop an innovative waste management solutions that requires minimal pre-treatment of SPL waste streams by utilising the inherent calorific value of SPL to supplement the energy requirements for the remediation process.

EESTech’s reclamation and remediation process will incorporates the automated IRF to melt/smelt all SPL materials into non-hazardous vitrified and inert material suitable for downstream applications, resulting in a zero-waste outcome. The refractory component of SPL will be transformed into ThermaPrillsTM a high-grade, feature-rich, foundry and metal casting sands. The carbon component of SPL will be converted into an organics syngas. The syngas is quenched, cleaned and passed into an off-the-shelf engine that can use syngas as fuel for the generation of the project’s energy requirements.

In November 2020, Albatross Equity Investments of New Zealand purchased a 27% interest in EESTech Australia Pty Ltd, this sale was initiated to enable the development of comprehensive laboratory and pilot plant trials for the environmentally sustainable disposal of the SPL at the NZ aluminium production facility and to initiate the development of market opportunities for EESTech within Australia and New Zealand.

Year Ended December 31, 2021

Samancor Chrome

After disruptions and long delays caused by the Covid-19 Pandemic, EkoInfo, EESTech’s environmental engineering consultants were able to complete the Environmental Impact Assessment for the Samancor project, and in October 2021 EESTech received notification, from the South African Government Department of Environmental Affairs, that the EIA for the Samancor project had been approved.

The Samancor project will be initiated in two separate stages, with each being managed by a contracted Engineering, Procurement and Construction (EPC) specialist, contract to manage the deployment of each stage as defined by a scope of works.

Stage 1. incorporates EESTech’s patent pending Reclamation Resource Recovery Process (R3 Process) which represents a highly efficient comminution process that maximizes the yield potential of targeted material from the recycling of process slag.

EESTech’s R3 Process capability incorporates long serves live equipment with successful operating histories in the oil, cement and minerals processing industries.

The unique configuration of EESTech’s comminution process reduces feed material down to under 500µm with the ability to liberate targeted resources from its matrix material, efficiently recovering up to 99% of multiple target materials in a single pass, all post process tailings are upgraded in inert products for downstream applications.

EESTech’s advanced R3 beneficiation process enhances the economic outcomes of the extractive metallurgy process to deliver significant improvements in resource recovery. All recovered resource concentrates are passed through a Waste Resource Agglomeration Module (WRAM) to produce saleable WRAM-ROX, an EESTech patent pending process that uses proprietary binder formulations to enhance the efficiencies of the smelting process.

Stage 2. incorporates EESTech’s patent pending Inductosmelt Reduction Furnace (IRF) a world’s first Plasma over Induction furnace comprising the integration of two well established technologies. The IRF has the ability to smelt non-conductive materials, a process that until now relied on low efficiency electric arc or blast furnaces. The IRF provides the perfect smelting environment to reduce metal-oxides into metal. It is significantly more cost effective to build, own, and operate than traditional furnace technologies.

Zero-Waste and Environmentally sustainable outcomes

Stage 1. incorporates a proprietary binary compound that reacts with the post process tailings to encapsulate any remaining hazardous materials within an acid resistant matrix to produce a high-grade, particle shaped, technical sand product, independently validated as a non-hazardous product with a NEMWA Class 4 “inert” material certification. Trademarked and marketed by EESTech as ThermaSand, in demand by a number of high volume downstream commercial markets.

ThermaSand can be further upgraded into ceramic prills, trademarked as ThermaPrills. Manufactured by melting ThermaSand in a proprietary induction heated launder which is then discharged to form spherical ceramic ThermaPrills, a high-end, high value metals casting sand.

Stage 2. The IRF primary smelting process produces two products, FeCr metal which is sold back to Samancor and an ultra-clean slag material that is upgraded into ThermaPrills.

The net result of EESTech’s process is Zero-Waste and Environmentally sustainable outcomes

Sasol

In April 2021 EESTech was once again contacted by Sasol who reported that they were dissatisfied with the outcome from multiple tenders as no suitable submissions were received and were now seeking a commercial arrangement with EESTech to use the WRAM ROX process to agglomerate Sasol’s discard coal fines to a standard that could meet their gasification requirements.

This has resulted in Sasol engaging EESTech to propose a fine coal agglomeration solution to recover what is presently deemed discard coal fines. The goal will be to mitigate Sasol’s environmental waste footprint and convert an environmental liability into a suitable feedstock for Sasol’s gasification plant. Gasification, rather than direct combustion, significantly reduces the environmental emissions of coal as a fuel source.

While the previous RFP in 2014 was seeking to agglomerate coal fines for thermal combustion / power generation, the current requirement is for the agglomeration of coal fines for gasification, requiring a different formulation to produce WRAM-ROX, for gasification and the production of synthetic fuels.

Sasol has assigned two work orders to EESTech, The first work order was for the development and testing of binder formulations for the agglomeration of coal fines. The second work order was for the development of a conceptual engineering design for a process plant capable of processing over 2.5 million tons of coal fines per year. If one or more commercial agreements result from the work orders, EESTech anticipates that Sasol will seek a per ton tolling fee for EESTech’s services.

Product Warranties

We have not yet determined what type of warranty, if any, will be offered other than back to back equipment warrantees and process guaranties provided by equipment/component suppliers. The deployment of our process capabilities will be covered by independent detailed engineering service providers and EPC contractors. We anticipate that performance guarantees will apply to most of our systems.

Advisory Board

We utilize an Advisory Board to informally assist the Company in corporate and finance and research and development matters. The Advisory Board members have various backgrounds and experience that complement our operations and business strategy. The Advisory Board members have no formal duties, but have agreed to provide consulting services to our management on an as-needed basis. The Advisory Board members are appointed on renewable two year terms. For the provisioning of consulting services to the Company, the Advisory Board members are compensated with an annual assignment of 25,000 shares of common stock of the Company.

The members of the Advisory Board currently consist of:

•	Honorable Steven D. Symms
•	Honorable James W. Ziglar
•	James W Campbell, BSc in Math/Physics, MA Man Engineering
•	Dr Willem Van Niekerk, Ph.D, Pr.Eng, FSAIMM, GAICD
•	Dr Pénélope Gibson PhD
•	Dr Tim Johnson, PhD FIMMM
•	Dr Patrick Glynn, Adj. Professor, Griffith University

•	Dr. Ir. Ron McDowall, ONZM (OBE)
•	Dr Johan Zietsman, Pr. Eng. MSAIMM MTMS
•	Dr Johan van der Waals, PhD
•	Dr Graham Harris, FTSE
•	Dr Hongming Yan (BE, PhD, RPEQ, CEng & FIChemE
•	Dr Daoyong (Tony) Yang, P. Eng

Additional information about the Advisory Board is available on our website at www.eestechinc.com.

Employees

Our operations have been conducted by utilizing the services of specialist consultants and contractors. The Company has no direct employees. For as long it remains in the development stage, the Company intends to continue to utilize consultants and contractors for administrative, accounting, and other services.

Item 1A. Risk Factors.

An investment in the Company involves a high degree of risk. Before making an investment decision with respect to our common stock, you should consider the risks described below in addition to the cautionary statements and risks described elsewhere and the other information in this registration statement and in our other subsequent filings with the SEC. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or currently deemed immaterial by us, may also impair our operations. If any such risks actually occur, our business, financial condition, liquidity, results of operations and prospects could be materially adversely affected and our ability to implement our growth plans could be adversely affected.

Risks Related to our Business and Operations

We have incurred significant net operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We had an accumulated deficit of $35.6 million as of September 30, 2022, and we will continue to incur significant expenses in the foreseeable future related to the development and commercialization of our business plan. As a result, we will be sustaining substantial operating and net losses, and it is possible that we will never be able to sustain or develop the revenue levels necessary to attain profitability.

Our financial position creates doubt as to whether we will continue as a going concern.

We generated minimal revenues in 2021 and no revenues in 2020. Our financial position raises substantial doubt about our ability to continue as a going concern, and we may need to raise additional funds in order to continue to conduct our business. The Company historically has sold equity to raise working capital from a number of investor sources, on an as and when needed basis. There can be no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from additional financing through private placements or other financing necessary to support our working capital requirements. If we are unable to secure sufficient capital to fund our operating activities, we may be forced to delay the completion of, or significantly reduce the scope of, our business plan.

If we are unable to construct a waste facility for Samancor, our business, financial condition, and results of operations will be materially adversely affected.

Our success is dependent, in part, upon our project to recycle process slag waste for Samancor. Delivering the terms under the 10-year agreement we entered into in 2019 with Samancor currently represents our largest commercial opportunity and the primary focus of our business. We cannot assure you that we will be able to obtain project financing for or will complete the construction of a waste facility for Samancor, or that such financing or construction will be achieved in a timely manner or at a sufficient size. If we are unable to execute on the Samancor project, and if we are unable to generate revenues from other customers or through our technologies under current or future development, our business, financial condition, and results of operations will be materially adversely affected.

Some of our technologies are not, and may not become, commercially operated in the marketplace.

The Company’s technologies and process capabilities have not been commercially operated in the marketplace. We have established design capability and validated operational characteristics through laboratory testing, process trials and the operation of pilot plants. In addition, while our process capabilities are in an advanced stage of commercialization and are capable of “stand alone” operations, they have not been fully integrated with other technologies developed by the Company. In each of the technologies, the components are generally not unique in structure and operation. The uniqueness is in the formulation, process configurations and computerized operating control systems. There can be no assurance that we will be able to integrate these technologies and market them successfully as a package to generate revenues.

Our plan requires technological expertise to develop and to oversee the operations our technologies and process capabilities.

Although our Chief Executive Officer, Chief Technologies Officer, engineering consultants and Advisory Board members are conversant with the Company’s technologies and process capabilities, we currently have no plans to develop a deployment or operating team. We will use external EPC and OM contractors with technical expertise to provide us with developmental and operations services. If we are unable to locate and utilize contractors and service providers, we may be unable to develop and operate our existing technologies and may be unable to develop other technologies in the future.

Due to the period that we expect it will take to deploy our products, we will require significant capital to sustain us until we are able to market our products.

We expect that once we initiate the deployment of our products, it will take approximately 18 to 24 months to bring our products to market. We anticipate that we will receive minimal if any revenues during this period, which will place significant pressure on funding and other supply considerations. While we have budgeted for what we believe to be the required expenses and lead time to bring our products to market, no assurances can be given for adequate funding during this period. If we are delayed in obtaining adequate funding, we may be delayed in bringing our products to market.

We depend on the services of key personnel and the loss of any of these personnel could disrupt our operations.

We do not have any full-time employees. Our officers and all other support persons perform services for us pursuant to consulting arrangements. We do not maintain “key-man” life insurance policy on our executive officers. The unexpected loss of the services of any of our executive officers could have a material adverse effect on our operations.

We will be dependent on suppliers and manufacturers when we bring our technologies to market.

We currently do not possess or intend to develop the capability to undertake the manufacture and fabrication of our technologies when they are ready to be brought to market. We are developing relationships with key suppliers and manufacturers able to meet our requirements for providing such services. The manufacture and fabrication of our technologies will require exacting standards. If we are unable to develop these relationships, we may be unable to produce any products. In addition, if the suppliers and manufacturers are unable to meet the standards that our products require, we may experience delays in bringing our product to market. Unless and until we develop a team that will address quality control issuers, we will be dependent on third parties to produce our technologies.

The COVID-19 pandemic may continue to create economic disruption and uncertainty around the world, and may continue to impact us, our suppliers and our customers.

The novel coronavirus disease of 2019 (COVID-19) has created significant economic disruption and uncertainty around the world. COVID-19 has impacted us and our customers primarily due to an overall disruptions in supply chains and operations. The lingering impact of these conditions on our business is uncertain and will depend on many evolving factors which we continue to monitor but cannot predict, including the duration and scope of the pandemic and its variants, resulting actions taken by governments, businesses and individuals, and the flow-through impact on operations and supply chains. Potential effects of COVID-19 that may adversely impact our future business include limited availability and/or increased cost of components used in our products, reduced demand and/or pricing for our products, inability of our customers to pay for our products, and reduced availability of our consultants. While we continue to monitor the developments surrounding COVID-19 and take actions when possible to mitigate the business risks involved, the potential effects of COVID-19 on our business, alone or taken together, may pose a material risk to our future operating results and financial condition.

If we are unable to adapt our technologies to the changing demands of the marketplace, our products may become obsolete.

Changes in technology, competitively imposed process standards and regulatory requirements influence the demand for our products and services. To grow and remain competitive, we need to anticipate changes in technological and regulatory standards. We need to introduce new and enhanced products on a timely basis. We may not achieve these goals and some of our products may become obsolete. New products often face lack of market acceptance, development delays or operational failure. Stricter governmental regulations also may affect acceptance of new products. If our products are unable to gain market acceptance, our operations and financial condition may be adversely affected.

We may face competition from other companies marketing similar technologies.

There may be other companies that are currently developing technologies that are similar to the ones that we are developing. If such competitors are able to bring their products to market sooner than we are able, there may be less of a market for our products. In addition, once a market exists for technologies such as ours, we expect that additional competitors will enter the industry to attempt to capture the growth potential in the market. If competitors are able to provide a better product or adapt the technologies more quickly than we are able to, we may be unable to obtain or maintain market share. Some of our current and future competitors may be larger and better funded than we are. If our competitors are more successful than we are at developing uses for our technologies, our ability to generate revenues may be adversely affected.

We will be subject to extensive environmental laws and regulations in the jurisdictions where our products are used and we may be subject to significant liability if we are unable to comply with such laws and regulations.

Environmental laws and regulations require us to meet certain standards and may impose liability if we do not meet them. Environmental laws and regulations and their interpretations change. We must comply with any new standards and requirements, even when they require us to clean up environmental conditions that were not illegal when the conditions were created. The liabilities and risks imposed on our customers by environmental laws may adversely impact demand for some of our products or services or impose greater liabilities and risks on us, which could also have an adverse effect on our competitive and financial position.

Our plan to operate internationally subjects us to increased risks that could harm our business, operating results and financial condition.

Although we intend to market our technologies internationally, we have limited experience with operations and our ability to manage our business and conduct our operations internationally. Doing so requires considerable management attention and resources and is subject to a number of risks, including the following:

•	challenges caused by distance, language, and cultural differences;

•	longer payment cycles;

•	currency exchange rate fluctuations;

•	political and economic instability; and

•	higher costs associated with doing business internationally.

In addition, compliance with complex foreign laws and regulations that may apply to our international operations increases our cost of doing business in international jurisdictions. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, prohibitions on the conduct of our business and damage to our reputation. Any such violation could result in prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our international expansion efforts, our business and our operating results.

If currency exchange rates fluctuate substantially in the future, our operating results, which are reported in U.S. dollars, could be adversely affected.

We present our financial statements in U.S. Dollar (“US$”). However, a significant portion of our expenses and revenue are and will be denominated in non-US$ currencies, in particular the Australian dollar (“A$”). As a result, there is potential that our financial results will be exposed to movements of the US$ against these foreign currencies. The risk may be increased where the foreign currency against the US$ becomes more volatile, for example, due to economic, political factors, or significant events that may occur in the jurisdictions of those foreign currencies.

If we are unable to protect our intellectual property rights, it could reduce the value of our products and services.

Our patents, trade secrets and other intellectual property rights are important assets for us. Various events outside of our control may pose a threat to our intellectual property rights as well as to our products and services. For example, effective intellectual property protection may not be available in every country in which our products are used. However, in the key geographical regions of South African, Australasian, North American and European markets, the Company already has patent applications in place. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

We may be subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

Technology companies frequently own large numbers of patents and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims and, regardless of the merits of the claim, intellectual property claims are often time-consuming and expensive to litigate or settle. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages or discontinue use of our technologies that are found to be in violation of another party’s rights. We also may have to seek a license to continue such practices, which may significantly increase our operating expenses.

Risks Related to Our Common Stock

The market for our common stock may be limited, and our common stock price may fluctuate significantly.

Although shares of our common stock currently trade on the Pink Limited Information Tier of the OTC Markets, trading has been limited and sporadic. A more active trading market may not develop or be sustained following the effectiveness of this registration statement or otherwise in the future. The market price of our common stock could fluctuate significantly as a result of:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share;

•	changes in revenue or earnings estimates or publication of research reports by analysts about us our industry;

•	liquidity and registering our common stock for public resale;

•	sales of our common stock by our stockholders;

•	increases in our cost of capital;

•	changes in market valuations of similar companies;

•	additions or departures of key management personnel; and

•	actions by our stockholders;

The trading price of our common stock also may be subject to volatility due to general market conditions unrelated to the operating performance of the Company. Any of these fluctuations may adversely affect the trading price of our common stock.

Because our common stock is subject to the penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

Our common stock currently is subject to the penny stock rules. A penny stock generally is any equity security, not listed on a national exchange, with a price of less than $5.00, subject to certain exceptions, that is offered by a company with limited revenues and assets. The penny stock rules require a broker-dealer: to deliver on any solicited transactions a standardized risk disclosure document prepared by the SEC; to provide the customer with a current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account; to make a special written determination that the penny stock is suitable investment for the purchaser; and to receive the purchaser’s written agreement to the transaction. The disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for the stock that becomes subject to the penny stock rules. Because our common stock is subject to the penny stock rules, investors may find it more difficult to sell their securities, and the market liquidity for our securities could be severely and adversely affected by limiting the ability of broker-dealers to sell our common stock and the ability of stockholders to sell our common stock in any secondary market.

Our directors and executive officers own a substantial portion of our common stock, and their interests may conflict with yours.

As of December 31, 2022, our directors and executive officers beneficially owned 15.9% of our outstanding common stock. No other person to our knowledge holds more than 5% beneficial ownership in our common stock. Accordingly, our directors and executive officers may be in a position to exercise substantial influence over the Company’s affairs. We cannot assure you that the interests of our directors and executive officers will always align with the interests of other holders of our common stock.

There may be difficulty in enforcing judgments and effecting service of process on directors and officers that are not citizens of the United States.

Although the Company is incorporated in the United States (Delaware), certain of our directors and officers reside outside of the United States and some or all of the assets of such persons are located outside of the United States. Therefore, it may not be possible for stockholders to collect or to enforce judgments or liabilities against them under U.S. securities laws. Moreover, it may not be possible for stockholders to effect service of process within the United States upon such persons. Generally, original actions to enforce liabilities under U.S. federal securities laws may not be brought in an Australian or other foreign court. Such actions must be brought in a court in the United States with applicable jurisdiction. Persons obtaining judgments against us in U.S. courts, including judgments obtained under U.S. federal securities laws, then may need to bring an application in a court in the country where non-U.S. directors and officers are located to enforce such judgments.

Our by-laws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, agents or stockholders.

Our by-laws, as currently in effect, provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation or our by-laws; and any action asserting a claim against us that is governed by the internal affairs doctrine.

Our by-laws, as will be in effect upon effectiveness of this registration statement, also provides that, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws, including the Securities Act and the Exchange Act. Investors cannot waive our compliance with federal securities laws and the rules and regulations thereunder.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other agent of the Company, which may discourage such lawsuits against us and our directors, officers and other agents. If a court were to find these exclusive forum provisions in our by-laws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could have a material adverse effect on our business, financial condition, and results of operations.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We qualify as an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; an exemption from compliance with the management’s assessment of our internal controls over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act; an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements and proxy statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved by stockholders. In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of the exemptions described above. As a result, the information we provide will be different than the information that is available with respect to other public companies. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. In addition, there may be an increased risk, or perceived increased risk, of material weaknesses or other deficiencies in our internal controls or that they may go undetected. If some investors find our common stock less attractive as a result of our status as an emerging growth company, there may be a less active trading market for our common stock, and the market price of our common stock may be more volatile.

We will incur increased costs and will be subject to additional regulations and requirements as a public company, which will lower our profits and may make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses including costs associated with public company reporting requirements. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on the Board of Directors or as our executive officers of the Company. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to fines, sanctions and other regulatory action and potentially civil litigation.

We do not expect to pay cash dividends.

We do not expect to pay dividends in the near future. The payment of dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements, and our general financial condition. The payment of any dividends will be within the discretion of the Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with the financial statements and related notes appearing elsewhere in this registration statement. The discussion in this section regarding the Company’s business and operations includes “forward-looking statements” as described and qualified under “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this registration statement.

Overview

EESTech promotes economically and environmentally sustainable technologies to the world’s mining and minerals processing industries. EESTech’s waste management solutions enable the recycling of mine site waste and process slag to recover targeted materials of value. EESTech’s mineral processing capabilities reduce cost, increase productivity, reduce energy requirements, eliminate polluting leachates, transform hazardous waste liabilities into products of value with zero-waste outcomes and reduce the carbon footprint of mineral resource processing. EESTech intends to generate its income from the sale of all recovered targeted materials being sold back to the waste owner. Post process tailing are transformed into inert high grade sand products 100% owned by EESTech. Trademarked as ThermSand and ThermaPrills, both products will be sold into high volume downstream markets.

Technologies and waste management Solutions offerings

Commercial advancement of EESTech’s remediation and reclamation capabilities is being underwritten by a self-performing approach whereby the Company demonstrating confidence in its service and technology offerings carries responsibility for project capital funding. Providing clients with low-risk waste management solutions on the basis that EESTech is only paid on performance.

EESTech initial focus will be on the deployment of the following Technology Solutions:

•	Reclamation Resource Recovery Process (R3 Process): An efficient comminution process that maximizes the yield potential of targeted material from the recycling of mine site waste and process slag.

•	Waste Resource Reclamation: Optimizing the recovery of materials of value from mine site waste and process slag.

•	Waste Resource Agglomeration (WRAM): Agglomeration of fine materials into WRAM ROX, such as coal fines for gasification, recycling non-conductive materials, and metal oxides.

•	Waste to Energy Platforms: 1, 3 and 6MW power generation from waste materials such as low grade/ discard coal, methane run off, agricultural and forestry waste.

•	Inductosmelt Reduction Furnace: Increasing the efficiencies of primary smelting, melt/smelt reclaimed non-conductive materials including metal oxides into metal/alloy.

The Company has been working to secure contracts with major global mining entities. Prior to August 2021, no revenue had been recorded within EESTech, Inc. In February 2019 Samancor Chrome, South Africa, the world’s largest integrated ferro-chrome (FeCr) producer awarded EESTech an exclusive ten-year agreement, with a five-year extension option, granting EESTech the reclamation rights to the FeCr process slag located at Samancor’s Ferrometals process facility in Emalahleni, South Africa. Project start was delayed due to the impact of the covid virus, with the Environmental Impact Assessment (EIA) being granted in October of 2021 and approvals were received January of 2022. An 18-month project establishment period is required before project cashflows are generated. In August 2021, a trial has begun with Sasol for which EESTech Inc is being paid. Revenue at this stage is minimal and as such, losses are still being recorded.

The Company has been in the developmental stage since its inception.

Impact of COVID-19

The rapid global spread of the COVID-19 virus since December 2019 has affected production and sales, and disrupted supply chains across a range of industries. To date, the primary impact of COVID-19 experienced by the Company was a delay in the Environmental Impact Assessment (EIA) for the Samancor project completion and approval, which took more than one year rather than the typical few months. The potential for any future impact of COVID-19 on the Company’s operations and financial performance will depend on numerous factors, including but not limited to the duration and spread of the virus, and its impact on the Company’s customers and vendors.

The main area in which the Company and our customers currently are experiencing COVID-19’s impact is in supply chain and/or logistics. We and our customers work with several suppliers worldwide for the procurement of components. Production delays and factory shutdowns by suppliers may create challenges in obtaining these items in a timely fashion. While the Company has taken and will continue to take ordinary business steps to mitigate the impact of COVID-19, we are not aware of any further impact, trends, or uncertainties related to product quality or reliability as a result of our mitigation efforts. However, the Company has extended expected delivery timelines within its scope of works and construction timeframes to offset the possible impact of any future delays.

Results of Operations

The following table summarizes our results of operations:

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2022	2021	2021	2020
	$	$	$	$
Income	138,137	18,910	52,554	—
Total operating expenses	(1,027,808)	(912,566)	(1,482,015)	(932,455)
Net loss	(889,671)	(893,656)	(1,428,999)	(932,471)
Loss per share	(0.004)	(0.004)	(0.007)	(0.005)
Total assets	849,345	456,531	527,561	96,884
Total liabilities	460,427	753,201	570,199	1,025,533

Nine Months Ended 30 September 2022 compared to Nine Months Ended 30 September 2021

Net Loss. Our net loss for the nine months ended September 30, 2022 and 2021 was $889,671 and $893,656 respectively.

General Administrative Expenses. Our general administrative expenses for the nine months ended September 30, 2022 and 2021 were $1,027,808 and $912,566 respectively. An increase of $115,242 or 13%. The increase is primarily due to legal fees which were $19,013 in the nine months to September 30, 2021, compared to $171,815 during the nine months to September 30, 2022. This increase of $152,802 in the nine months to September 30, 2022, is due to increased legal fees associated with this Form 10 registration and becoming a reporting company.

Foreign exchange loss (gain). Our foreign exchange loss/(gain) for the nine months ended September 30, 2022, and 2021 were $475,475 loss and $309,015 loss respectively.

Year Ended December 31, 2021 compared to Year Ended December 31, 2020

Net Loss. Our net loss for the fiscal years ended December 31, 2021 and 2020 were $1,428,999 and $932,471 respectively.

General Administrative Expenses. Our general administrative expenses for the years ended December 2021 and 2020 were $1,482,015 and $932,455 respectively. An increase of $549,560 or 59%. The increase is primarily due to:

•	Gain on Extinguishment of Debt of $1,775 for the year ended December 31, 2020, and a loss of $57,058 for the year ended December 31, 2021, respectively, an increased loss of $58,833. During the year ended December 31, 2021, the Company issued shares to extinguish debt. The creditors balance (which predominantly consisted of consulting fees owed to the directors) was reduced from $763,665 at December 31, 2020, to $359,173 at December 31, 2021. This realized a loss on extinguishment of debt, as the value of shares issued was in excess of the liability extinguished.

•	In the year ended December 31, 2020, new contracts were issued on the existing warrants which increased the exercise price from $0.01 to $0.035. This downward revaluation created a credit in legal costs resulting in an ending balance in the year ended December 31, 2020, of $47,700. This resulted in a large movement to the year ended December 31, 2021 (in which the legal costs were $19,279) of $66,979.

•	Consultancy fees were $792,941 for the year ended December 31, 2020, and $1,088,514 for the year ended December 31, 2021, respectively an increase of $295,573 or 37%. In the year ended December 31, 2021, our executive officers, a non-executive officer, and a director each received 1,500,000 shares for past services rendered. The impact on consulting expenses for this issue was $312,000.

•	Laboratory expenses were $10,729 for the year ended December 31, 2020, and $37,382 for the year ended December 31, 2021, respectively an increase of $26,653 or 248%. This was due to the Sasol testing which was initiated in the year ended December 31, 2021.

Foreign exchange loss (gain). Our foreign exchange loss/(gain) for the fiscal years ended December 2021 and 2020 was a $239,233 loss and a $240,923 gain respectively.

Liquidity and Capital Resources

As of September 30, 2022, the Company had a cash balance of $697,018. As of December 31, 2021, the Company had a cash balance of $416,811 ($82,250 at December 31, 2020).

Cash Used in Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2022, and September 30, 2021, and for the years ended December 31, 2021, and 2020, were as follows:

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2022	2021	2021	2020
	$	$	$	$
Net cash (used in)/provided by operating activities	(911,112)	(559,298)	(897,136)	(72,192)

Operating cash outflows have increased primarily due to the increased activity in connection with this registration statement, including increased accounting, audit and consulting costs.

Cash Flow from Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2022, and September 30, 2021, and for the years ended December 31, 2021, and 2020, were as follows:

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2022	2021	2021	2020
	$	$	$	$
Net cash (used in)/provided by investing activities	(8,242)	(32,303)	(43,194)	199,816

All of the cash used in investing activities in 2021 and 2022 related to the purchase of fixed assets. In 2020, cash provided related to the sale of 27% of EESTech Australia.

Cash Flow from Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2022, and September 30, 2021, and for the years ended December 31, 2021, and 2020, were as follows:

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2022	2021	2021	2020
	$	$	$	$
Net cash provided by financing activities	1,250,490	983,407	1,320,651	44,675

The majority of this related to issuance of common stock with a very small balance being repayment of loans.

Project Financing

The Company anticipates funding the Samancor project and any future Sasol project through both debt and issuance of equity capital. The Company intends to establish majority-owned special purpose South African registered companies for each project that should facilitate these project specific funding arrangements.

The Company anticipates that full commissioning of the planned waste facility for the Samancor project will cost approximately $50 million, of which $22 million is anticipated to be expended in the initial twelve months upon obtaining sufficient financing. The project costs are budgeted to include approximately: $16 million for process equipment; $11 million for construction, and site infrastructure and auxiliary equipment; $5 million for rail load out infrastructure; $6 million for electrical instrumentation and automation, and fit out; $5 million for site development and project management and engineering; and $7 million for working capital. The Company currently is in discussions with various investment sources and partners to finance the Samancor project. Although there can no assurance as to the financing availability or composition, the Company currently anticipates (a) $35 million of the project to be sourced through debt financing with terms of repayment based in part upon cash flows from the facility upon its completion, and (b) $15 million to be sourced from one or more project partners, through which a locally-owned businesses in South Africa will provide such financing in exchange for entering into service agreements related to the construction or operation of the facility. To the extent that the Company is unable to obtain the full $50 million as planned, the Company will evaluate constructing a facility on a smaller scale based upon a smaller amount of financing. Upon completion and operation of a smaller facility, the Company expects that it will be able to demonstrate performance and generate cash flows to expand the facility within the 10-year term of the Samancor agreement.

The Company currently intends to deploy its IRF technology upon completion of the Samancor project facility. The Company expects that the IRF deployment will be funded through positive cash flows generated from the reclamation and sale of chrome concentrate from Samancor’s slag dumps. Additional deployments of the Company’s IRF technology will be funded by additional potential customer projects in the future.

The Company’s preliminary work for Sasol has been financed directly by Sasol to date. The amount and source of financing for any future project for Sasol will depend on the nature and scope of any related commercial agreement with Sasol.

The Company also believes its capital requirements will be met through:

•	cash flows generated from the provision of engineering services sought by waste owners to engineer environmental solutions to meet their ESG objectives;

•	first round capital contributions from project operators seeking to secure contracts and working interest in these projects;
•	prepaid offtakes for the reclaimed products the Company will produce from these projects; and

•	private investments in the Company.

In addition, the Company intends to offer its services through these two financing models:

•	A tolling model, whereby the Company will generate cash flow on a per ton basis of material processed. This model requires an upfront establishment fee from the client, offset against tolling fees over the contract life of the project.

•	A zero-cost ownership model, whereby the Company pays no cost to take ownership of waste to be processed, then generates products of value for resale back to the customer or sale to downstream markets. In this model, the Company will underwrite capital requirement for establishing the process facility, with these capital requirements secured against off-take agreements for products produced.

However, both models will only be initiated when contract assured cash flows are confirmed.

Going Concern

The financial statements have been prepared on a going concern basis that presumes the realization of assets and the discharge of liabilities in the normal course of operations for the foreseeable future.

Continuation of the Company as a going concern is contingent upon establishing and achieving profitable operations. If such operations require additional financing, as in the past, this will be raised in the form of debt or equity placements to accommodate both corporate and project requirements. EESTech historically has sold equity for raising working capital from a number of investor sources, on an as and when needed basis as successfully achieved in the past. The Company believes that it similarly will be able to raise capital going forward and, accordingly, the Company will remain in a position to continue the pursuit of its planned objectives as an ongoing concern.

The above conditions give rise to a material uncertainty which may cast substantial doubt on the Company’s ability to continue as a going concern.

Notwithstanding the above, management of the Company considers it appropriate to prepare the financial statements on a going concern basis after having regard to the Company being award a 10+year contract and two commercial work orders for its services. The Company believes in the near future it will no longer be required to raise working capital through equity placements as the Company will have reached a market point where cash flows will be realized through its commercial and operational activities.

Should the Company be unable to continue as a going concern, it may be required to realize its assets and liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

These financial statements do not give effect to any adjustments, which could be necessary, should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business, and at amounts different from those reflected in the financial statements.

Critical Accounting Policies

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with US GAAP. A summary of our significant accounting policies is included in Note 2 to the accompanying consolidated financial statements.

A “critical accounting policy” is one that is both important to the portrayal of our financial condition and results of operations and that requires management’s most difficult, subjective, or complex judgments. Such judgments are often the result of a need to make estimates about the effect of matters that are inherently uncertain. We have identified the following accounting policies as critical:

Stock Based Compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718 which requires recognition in the consolidated financial statements of the cost of employee and non-employee services received in exchange for an award of equity instruments over the period the employees, consultants and third parties are required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employees, consultants and third parties’ services received in exchange for an award based on the grant-date fair value of the award.

The fair value of these stock based compensation and warrants is measured at grant date using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. This requires management to make estimates regarding the inputs for option pricing models, such as the expected life of the option, the volatility of our common stock price, the vesting period of the option and the risk-free interest rate are used. Actual results could differ from those estimates. The estimates are considered for each new grant of stock options or warrants.

Share-based compensation expense is recognized on a straight-line basis over the period during which the options vest, with a corresponding increase in equity.

Non-Controlling Interests

Non-controlling interests (“NCI”) are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognized directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of operations and comprehensive loss, statement of financial position and statement of changes in equity of the consolidated entity.

Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Item 3. Properties.

The Company’s registered office is located at Level 1, Suite 417, 241 Adelaide Street, Brisbane, Queensland 4000, Australia. The Company will be changing its registered office by April 2023 to 16 Manning Street, South Brisbane, Queensland 4101 Australia. The Company currently does not have any material physical properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth as of December 31, 2022, the number and percentage of shares of common stock of the Company beneficially owned by the Company’s executive officers and directors. Common stock is the sole equity and voting securities outstanding of the Company. The Company is not aware of any other person beneficially owning more than 5% of common stock of the Company. As of December 31, 2022, there were 273,289,914 shares of common stock outstanding.

Except as otherwise indicated, the Company believes that the beneficial owners of common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the SEC.

Name	Amount and Nature of Beneficial Ownership	Percent of Class

Murray Bailey (1)	18,520,488	6.8%
Graeme Lynch (2)	12,980,775	4.7%
Don Bartlem (3)	7,175,340	2.6%
Gaylord Beeson	3,599,575	1.3%
Patrick Caragata (4)	1,223,400	*
Directors and executive officers as a group (5 persons)	43,499,578	15.9%

*	Represents beneficial ownership of less than 1%.

(1)	Includes 1,100,139 shares owned by Mr. Bailey’s spouse and 1,783,300 shares owned by the Stonehaven Trust, of which Mr. Bailey is trustee. Mr. Bailey and his spouse share voting and dispositive power of the shares of our common stock owned by his spouse.

(2)	Consists of (i) 5,195,875 shares owned by R3 Projects Pty Ltd, a custodian for a family trust of which Mr. Lynch is a beneficiary, (ii) 6,284,900 shares owned by Mr. Lynch’s spouse, of which 4,500,000 shares are pledged as security for a loan from a lender unaffiliated with the Company, and (iii) 1,500,000 shares owned by SIDEMA Pty, Ltd., a self-managed retirement fund on behalf of Mr. Lynch. Mr. Lynch and his spouse share voting and dispositive power of the shares of our common stock owned by his spouse and SDIEMA Pty, Ltd.

(3)	Includes 4,143,400 shares owned jointly with Mr. Bartlem’s spouse and for which they share voting and dispositive power.

(4)	Consists of shares owned by Caragata Holdings Pty Ltd, of which Mr. Caragata is trustee.

Changes in Control

We are not aware of any arrangements which may result in a “change in control” within the scope of Item 403 of Regulation S-K.

Item 5. Directors and Executive Officers.

The directors and executive officers of the Company, their ages and present positions held with the Company are as follows:

Name	Age	Position with the Company

Murray Bailey	73	Chief Executive Officer and President, and Director
Graeme Lynch	60	Chief Operating Officer
Don Bartlem	76	Director
Gaylord Beeson	74	Director
Patrick Caragata	74	Director

Murray Bailey co-founded the Company, and has served as a director since 2006 and as Chief Executive Officer and President since 2009. Mr. Bailey has experience as an entrepreneur and in international business, with technical skills in product identification, research, and development.

Graeme Lynch has served as Chief Operating Officer of the Company since 2014. Mr. Lynch has more than 25 years of senior international corporate experience in both private and publicly listed organizations, particularly venture companies with an emphasis on technology commercialization. He also has experience financing company growth, managing merger, acquisition and divestment initiatives.

Don Bartlem has served as a director of the Company since 2012. Mr. Bartlem formerly was a mining industry executive in various positions with a background in industrial, corporate, government and international trade. He has experience planning and developing major projects in Western Australia. Mr. Bartlem formerly was a director of the Pilbara Development Commission, and was chairman of one of Australia’s largest Employees Superannuation Fund.

Gaylord Beeson has served as a director of the Company since 2005. Mr. Beeson formerly was an executive in the oil and chemical industry in various positions for more than 25 years until his retirement in 2002. His has business expertise in plant design, project management, plant operations, and quality control. Mr. Beeson also has managed, developed and delivered complex engineering and infrastructure projects.

Patrick Caragata has served as a director of the Company since 2020. Mr. Caragata has been the Head of Research and Development at RapidRatings Inc. since 2007 and previously served as its Chief Executive Officer until 2006. RapidRatings, Inc. is a New York-based company that provides software-based corporate credit ratings to manage supply chain and third-party risk. Before establishing RapidRatings, Mr. Caragata formerly was the Chief Tax Policy Advisor and Special Adviser Taxation Economics with New Zealand Inland Revenue Department, the Chief Economist for the New Zealand Ministry of Energy where he was the architect of petroleum royalty regime, and the Senior International Economist at Toronto-Dominion Bank in charge of the country risk analysis group. Mr. Caragata holds a Ph.D in Mineral Economics and Foreign Policy from the University of Toronto.

There are no familial relationships between any director and executive officer.

All directors hold office until the next annual meeting of stockholders of the Company and the election and qualification of their successors. Officers are elected annually by, and serve at the discretion of, the Board of Directors of the Company.

Mr. Bartlem has indicated to the Company that he intends to resign as director of the Company subsequent to it becoming a reporting company with the SEC and when practical to do so.

Board Committees

The Company does not presently have an audit committee (or a director that could be considered an audit committee financial expert), nominating committee or compensation committee. The Board of Directors as a whole performs the functions of each of these committees. The Board of Directors anticipates seeking to appoint a director with financial expertise within the next 12 months who would qualify as an audit committee financial expert.

Code of Ethics

The Company has not adopted a code of ethics that applies to its principal executive officer, principal financial officer or principal accounting officer. The Company does not believe that a code of ethics is currently necessary because the Company has no employees and is a development stage company.

Item 6. Executive Compensation.

The following table sets forth information regarding compensation earned by the Company’s executive officers for the fiscal year ended December 31, 2022. Executive officers are compensated in Australian dollars; accordingly, for purposes of this table, compensation paid in A$ has been converted to US$ at an exchange rate of A$1 to US$0.7256 for the year ended December 31, 2021 and A$1 to US$0.6947 for the year ended December 31, 2022.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Stock Awards(1) ($)	All Other Compensation ($)		Total ($)
Murray Bailey	2022	173,397	(2)	6,944	13,894	(3)	194,235
Chief Executive Officer	2021	181,110	(2)(4)	78,000	14,512	(3)(5)	273,622
Graeme Lynch	2022	141,719	(6)	6,944	—		148,663
Chief Operating Officer	2021	148,022	(6)(7)	78,000	—		226,022

(1)	Represents the grant date fair value of shares of our common stock issued during the fiscal year indicated, calculated in accordance with ASC Topic 718. The fair value of shares of our common stock issued was based on the trading price of the stock on the date of issuance.

(2)	Mr. Bailey serves as Chief Executive Officer pursuant to a five-year management services consulting agreement with the Company entered into in February 2019 that provides for compensation of A$250,000 annually.

(3)	Represents fees for services as a director of the Company.

(4)	Includes 1,470,250 shares of our common stock paid in settlement of $58,810 of consulting fees for part of 2021.

(5)	Amount shown reflects 361,700 shares of our common stock paid in settlement of director fees for all of 2021.

(6)	Mr. Lynch serves as Chief Operating Officer pursuant to a five-year management services consulting agreement with the Company entered into in February 2019 that provides for compensation of A$17,000 monthly.

(7)	Includes 91,250 shares of our common stock paid in settlement of A$5,000 of consulting fees for part of 2021.

Outstanding Equity Awards at Fiscal Year-end

As of the year ended December 31, 2022, the Company’s executive officers did not hold any shares of our common stock that had not vested. In addition, during the year ended December 31, 2022, the Company did not issue, and the executive officers do not hold, options for shares of our common stock. The Company has not adopted an equity incentive plan.

Director Compensation

The following table sets forth the compensation earned or awarded to each director who served on the Board of Directors in 2022. The compensation of Mr. Bailey, who also serves as an executive officer, is set forth above in the Summary Compensation Table. Compensation fees for service as a director is A$20,000 annually. All directors also are reimbursed for out-of-pocket expenses, if any, in connection with attendance at meetings of the Board of Directors. The directors are compensated in Australian dollars; accordingly, for purposes of this table, compensation paid in A$ has been converted to US$ at an exchange rate of A$1 to US$0.6947 for the year ended December 31, 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)		Total ($)
Don Bartlem	13,894	—	83,364	(1)	97,258
Gaylord Beeson	13,894	—	—		13,894
Patrick Caragata	13,894	—	—		13,894

(1)	Mr. Bartlem provides corporate secretarial services as a consultant to the Company pursuant to an unwritten arrangement approved by the Board of Directors for A$120,000 annually.

Item 7. Certain Relationships and Related Transactions and Director Independence.

Since January 1, 2020, there has been no “transaction”, and there currently is no proposed “transaction”, in which the Company was or is a participant and in which any “related person” has or will have a direct or indirect material interest involving the lesser of $120,000 or one percent of the average of our total assets as of the end of last two completed fiscal years. The term “related person” has the meaning set forth in Item 404 of Regulation S-K and generally includes any executive officer, director, nominee for director or holder of 5% or more of our common stock, or an immediate family member of any of those persons. The term “transaction” has the meaning set forth in Item 404 of Regulation S-K and generally includes any financial transaction, arrangement or relationship, but generally excludes any executive compensation or director compensation within the scope of and reported pursuant to Item 402 of Regulation S-K.

It is the Company’s current practice that any transaction with officers, directors, 5% stockholders and their affiliates is entered into only if it is approved by a majority of the disinterested directors or is on terms no less favorable to us than could be obtained from unaffiliated parties and is reasonably expected to benefit the Company.

The Board of Directors has chosen to apply Nasdaq Stock Market corporate governance requirements and standards in determining director independence. The Board of Directors has determined that two of its four members, Gaylord Beeson and Patrick Caragata, are independent as defined by the listing standards of the Nasdaq Stock Market.

Item 8. Legal Proceedings.

Currently we are not a party to any legal proceedings. However, we could become subject to claims and legal proceedings that may arise out of the normal course of business in the future.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Since February 17, 2009, when the Company filed a Form 15 to terminate registration of our common stock, our common stock has had limited and sporadic trading. Our common stock currently trades on the Pink Limited Information Tier of the OTC Markets under the symbol “EESH”.

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock of the Company. The below prices represent inter-dealer quotations without retail mark-up, markdown, or commission and may not necessarily represent actual transactions.

2023 Fiscal Year	High	Low

First Quarter (through January 12, 2023)	0.13	0.06
2022 Fiscal Year	High	Low

Fourth Quarter	0.11	0.041
Third Quarter	0.16	0.0401
Second Quarter	0.0515	0.045
First Quarter	0.0575	0.0145

2021 Fiscal Year	High	Low

Fourth Quarter	0.065	0.013
Third Quarter	0.059	0.0086
Second Quarter	0.065	0.0022
First Quarter	0.074	0.017

2020 Fiscal Year	High	Low

Fourth Quarter	0.065	0.035
Third Quarter	0.065	0.031
Second Quarter	0.074	0.031
First Quarter	0.0895	0.025

Shareholders

As of December 31, 2022, there were 515 stockholders of record of our common stock.

Dividends

Holders of our common stock are entitled to dividends when, as, and if declared by the Board of Directors, out of funds legally available therefore. We have never declared cash dividends on our common stock and the Board of Directors does not anticipate paying cash dividends in the foreseeable future as it intends to retain future earnings to finance the growth of our businesses. There are no restrictions in our articles of incorporation or by-laws that restrict us from declaring dividends.

Item 10. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities issued and sold by the Company since August 1, 2019:

•	In August and September 2019, the Company sold an aggregate of 1,407,891 shares of common stock at a price of $0.10 per share for total consideration of $140,789 in a series of private placements to investors outside the United States.

•	In February 2020, the Company sold an aggregate of 802,193 shares of common stock at prices between $0.05 and $0.10 per share for total consideration of approximately $45,000 in a series of private placements to investors outside the United States.

•	In October 2020, the Company sold an aggregate of 500,000 shares of common stock at a price of $0.02 per share for total consideration of $10,000 in a series of private placements to investors outside the United States.

•	In November 2020, the Company sold 1,213,666 shares of common stock at a price of $0.03 per share for total consideration of $36,410 in a private placement to an investor outside the United States.

•	In March 2021, the Company sold (i) an aggregate of 3,879,050 shares of common stock at a price of $0.02 per share for total consideration of $77,581 in a series of private placements to investors outside the United States, and (ii) 1,000,000 shares of common stock at a price of $0.035 per share for total consideration of $35,000 in a private placement to an investor outside the United States.

•	In April 2021, the Company sold (i) an aggregate of 861,500 shares of common stock at a price of $0.04 per share for total consideration of $33,640 in a series of private placements to investors outside the United States, and (ii) 306,880 shares of common stock at a price of $0.035 per share for total consideration of $7,672 in a private placement to an investor outside the United States.

•	In May 2021, the Company sold an aggregate of 2,704,934 shares of common stock at prices between $0.032 and $0.045 per share for total consideration of approximately $150,000 in a series of private placements to investors outside the United States.

•	Between June and September 2021, the Company sold an aggregate of 13,589,173 shares of common stock at a price of $0.04 per share for total consideration of $543,567 in a series of private placements to investors outside the United States.

•	Between October and December 2021, the Company sold (i) an aggregate of 12,472,511 shares of common stock at a price of $0.04 per share for total consideration of $498,900 in a series of private placements to investors that included one United States person who qualified as an accredited investor and was known to the officers of the Company, and otherwise consisted of persons outside the United States, and (ii) 640,600 shares of common stock at a price of $0.045 per share for total consideration of $28,827 in a series of private placements to investors outside the United States.

•	Since January 2022, the Company has sold (i) an aggregate of 25,040,079 shares of common stock at a price of $0.04 per share for total consideration of $1,001,603 in a series of private placements to investors that included three United States persons who qualified as accredited investors and were known to the officers of the Company, and otherwise consisted of persons outside the United States, and (ii) 6,378,696 shares of common stock at a price of $0.045 per share for total consideration of $287,041 in a series of private placements to investors outside the United States.

•	In June and July 2020, four advisors who qualified as accredited investors holding warrants to purchase 787,499 shares of common stock of the Company agreed to modify such warrants so that (i) warrants to purchase 62,499 shares exercisable at a price of $0.015 per share was increased to $0.035 per share, and (ii) warrants to purchase 725,000 shares exercisable at a price of $0.10 per share was reduced to $0.035 per share.

•	In July 2020, the Company issued a warrant to purchase 950,000 shares of common stock of the Company at a price of $0.035 per share to an advisor who qualified as an accredited investor. The advisor subsequently exercised (i) a part of such warrant in August 2020 to purchase 100,000 shares of common stock, and (ii) a part of such warrant in January 2021 to purchase 285,714 shares of common stock.

•	The Company issued an aggregate of 15,036,673 shares of common stock to a total of 21 directors, officers, consultants, and advisors. These shares were awarded for compensatory purposes and no cash consideration was received by the Company in connection with their issuance.

•	The Company also issued an aggregate of 13,941,244 shares of common stock to a total of 12 directors, officers, consultants, and advisors. These shares were awarded in satisfaction of accrued compensation in the aggregate amount of $695,593.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions. The offers, sales, and issuances of the securities described in this Item 10 were deemed to be exempt from registration under the Securities Act in accordance with either Regulation S under the Securities Act or Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder) as transactions by an issuer not involving any public offering. Appropriate transfer restrictions were implemented with respect to the securities issued in such transactions. The offers and sales of these securities were made without any general solicitation or advertising.

Item 11. Description of the Registrant’s Securities to be Registered.

Description of Our Securities

General

Our authorized capital stock consists of 450,000,000 shares of common stock, par value $0.001 per share and 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of December 31, 2022, there were 273,289,914 shares of our common stock issued and outstanding held of record by 515 stockholders, and no shares of Preferred Stock issued or outstanding.

Common Stock

Voting. The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors. Except for the election of directors, which are elected by a plurality vote, a majority vote of common stockholders is generally required to take action under our by-laws.

Conversion, Redemption, and Pre-emptive Rights. Holders of our common stock have no conversion, redemption, pre-emptive, subscription or similar rights.

Dividend Rights. Subject to the rights of holders of preferred stock, holders of our common stock are entitled to receive such cash dividends as may be declared thereon by the Board of Directors from time to time out of assets of funds of the Company legally available for the payment of dividends.

Preferred Stock

The Board of Directors has the authority to issue this preferred stock in one or more series and to fix the number of shares and the relative rights, including conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences, without further vote or action by the stockholders. If shares of preferred stock with voting rights are issued, such issuance could affect the voting rights of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. If the Board of Directors authorizes the issuance of shares of preferred stock with conversion rights, the number of shares of our common stock outstanding could potentially be increased by up to the authorized amount. Issuance of preferred stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of the holders of our common stock. Also, preferred stock could have preferences over our common stock (and other series of preferred stock) with respect to dividend and liquidation rights. There have been no issuances of preferred stock to date.

Warrants

Since 2016, we have issued an aggregate of 1,737,499 warrants which currently have an exercise price of $0.035 per share. These warrants are exercisable for a period of up to seven years after the date of issuance. As of the filing date of this registration statement, 1,351,785 of these warrants are outstanding.

Limitations on Directors’ Liability; Indemnification of Directors and Officers

As permitted by Delaware law, our certificate of incorporation and by-laws provide that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

For additional information, refer to “Item 12. Indemnification of Directors and Officers” in this registration statement.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

Anti-Takeover Provisions of our Charter Documents and Delaware Law

Certificate of Incorporation and By-Laws

Among other things, our amended and restated certificate of incorporation as currently in effect and our by-laws, as will be in effect upon the effective date of this registration statement:

•	provide that special meetings of stockholder may be called only by the affirmative vote of a majority of all members of the Board, the chairperson of the Board, the lead independent director, and the Chief Executive Officer or President, and the ability of stockholders to call a special meeting is specifically denied;
•	do not allow for action by written consent by stockholders in lieu of meetings unless a majority of the Board approves in advance the taking of such action by means of written consent of stockholders;
•	require that stockholders provide advance notice of stockholder business and director nominations to be brought at a meeting of stockholders;

•	do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the director standing for election, if they should so choose; and

•	provide that all vacancies, including newly created directorships, may be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

The combination of these provisions will make it more difficult for our existing stockholders to replace the Board of Directors as well as for another party to obtain control of us by replacing the Board of Directors. These and other provisions may be deemed to have an anti-takeover effect or may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”) which prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Potential for Anti-Takeover Effects

While certain provisions of Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the board, and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for shares of our common stock and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Choice of Forum

Our by-laws, as currently in effect, provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising under the DGCL, our certificate of incorporation or our by-laws; and any action asserting a claim against us that is governed by the internal affairs doctrine.

Our by-laws, as will be in effect upon effectiveness of this registration statement, also provides that, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws, including the Securities Act and the Exchange Act. Investors cannot waive our compliance with federal securities laws and the rules and regulations thereunder.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other agents of the Company, which may discourage such lawsuits against us and our directors, officers and other agents. If a court were to find these exclusive forum provisions in our by-laws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving such action in other jurisdictions, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Transfer Agent and Registrar

The transfer agent for shares of our common stock is Securities Transfer Corporation, 2901 N. Dallas Parkway, Suite 380, Plana, Texas, 75093.

Item 12. Indemnification of Directors and Officers.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending, or completed legal action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

Our by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our by-laws also provide that the right of directors and officers to indemnification will be a contract right and will not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 13. Financial Statements and Supplementary Data.

The consolidated financial statements of EESTech, Inc. required to be included in this registration statement appear beginning on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a) Financial Statements

The financial statements required to be included in this registration statement appear beginning on page F-1.

(b) Exhibits

Exhibit No.	Description of Exhibit

3.1	Amended and Restated Certificate of Incorporation of EESTech, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form 10 filed August 26, 2022)

3.2	By-Laws of EESTech, Inc. (dated May 9, 2022) (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form 10 filed August 26, 2022)

3.3	By-Laws of EESTech, Inc. (to be effective upon effectiveness of this registration statement) (incorporated by reference to Exhibit 3.3 of the Company’s Registration Statement on Form 10 filed October 26, 2022)

10.1	Ferrochrome Recovery from Slag Agreement between Samancor Chrome Limited and EESTech Inc. Limited (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form 10 filed October 26, 2022) § ‡

10.2	Agreement between EESTech, Inc. and Murray Bailey, dated as of February 18, 2019 (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form 10 filed August 26, 2022) +

10.3	Agreement between EESTech, Inc. and Graeme Lynch, dated as of February 1, 2019 (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form 10 filed August 26, 2022) +

21	Subsidiaries of Registrant (incorporated by reference to Exhibit 21 of the Company’s Registration Statement on Form 10 filed August 26, 2022)

+ Management contract in which an executive officer of the Company participates

§ Portions of this exhibit have been redacted in accordance with Item 601(b)(10(iv) of Regulation S-K

‡ Certain annexes and schedules to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of any omitted annex or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 17, 2023	EESTECH, INC.

	By:	/s/ Murray Bailey
		Name:	Murray Bailey
		Title:	Chief Executive Officer and President

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (BDO Audit Pty Ltd; Brisbane, Queensland, Australia; PCAOB ID: 2256)	F-2
EESTech, Inc Consolidated Financial Statements for the Years Ended 31 December 2021 and 2020	F-3
Consolidated Balance Sheets as at 31 December 2021 and 2020	F-3
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended 31 December 2021 and 2020	F-4
Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the Years Ended 31 December 2021 and 2020	F-5
Consolidated Statements of Cash Flows for the Years Ended 31 December 2021 and 2020	F-6
Notes to Consolidated Financial Statements	F-7
EESTech, Inc. Interim Unaudited Consolidated Financial Statements for the Nine Months Ended 30 September 2022	F-17
Interim Unaudited Consolidated Balance Sheets for the Nine Months Ended September 30, 2022, and December 31, 2021	F-18
Interim Unaudited Consolidated Statements of Operations and Comprehensive Loss for the Nine Months Ended September 30, 2022, and September 30, 2021	F-19
Interim Unaudited Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the Nine Months Ended September 30, 2022, and December 31, 2021	F-20
Interim Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2022, and September 30, 2021	F-21
Notes to Interim Consolidated Financial Statements	F-22

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

EESTech, Inc.

Brisbane, Australia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of EESTech, Inc. (the “Company”) as of December 31, 2020 and December 31, 2021, the related consolidated statements of operations and comprehensive loss, statements of changes in stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Going concern uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over consolidated financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO Audit Pty Ltd

We have served as the Company’s auditor since 2021

Brisbane, Queensland, Australia

August 26, 2022, except for Note 2 as to which the date is October 26, 2022

EESTECH, INC. AND SUBSIDIARIES

(A DEVELOPMENT STAGE COMPANY)

EESTech, Inc Consolidated Financial Statements for the Years Ended 31 December 2021 and 2020

Consolidated Balance Sheets as at 31 December 2021 and 2020

	Note	DECEMBER 31,	DECEMBER 31,
		2021	2020
		$	$
ASSETS

Current assets:
Cash		416,811	82,250
Prepaid expenses		28,128	—
Other receivables	3	42,818	8,624
Total current assets		487,757	90,874

OTHER NON-CURRENT ASSETS
Property and equipment, net	4	39,804	6,010
Total non-current assets		39,804	6,010

Total assets		527,561	96,884

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	5	359,173	763,665
Accrued expenses	6	189,258	215,656
Shareholder loans		21,768	46,212
Total current liabilities		570,199	1,025,533

Stockholders’ equity (deficit):
Common Stock, $0.001 par value, 450,000,000 shares authorized;
and 239,001,760 shares issued and outstanding at
December 31, 2021 and 184,373,533 as at December 31, 2020, respectively		240,175	185,548
Additional paid-in capital		36,947,291	34,667,526
Accumulated deficit		(34,682,133)	(33,329,874)
Accumulated comprehensive loss		(1,550,394)	(1,531,011)
Total stockholders’ equity (deficit) attributable to EESTech Inc.		954,939	(7,811)
Non-Controlling Interest in Subsidiaries		(997,577)	(920,838)
Total equity (deficit)		(42,638)	(928,649)

Total liabilities and stockholders’ equity		527,561	96,884

The accompanying notes are an integral part of these financial statements

EESTECH, INC. AND SUBSIDIARIES

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Comprehensive Loss for the years ended 31 December 2021 and 2020

	Note	FOR THE YEAR	FOR THE YEAR
		ENDED	ENDED
		DECEMBER 31,	DECEMBER 31,
		2021	2020
		$	$
Revenue recognized from contracts with customers	9	52,554	—

Operating expenses:
General administrative		(1,482,015)	(932,455)
Total operating expenses		(1,482,015)	(932,455)

Loss from operations		(1,429,461)	(932,455)

Other income (expense):
Unrealized FX gain/(loss) on translation		462	—
Interest expense		—	(16)

Net loss		(1,428,999)	(932,471)

Other comprehensive loss:
Other comprehensive loss for the year, net of tax		(19,383)	(91,706)

Total comprehensive loss for the year		(1,448,382)	(1,024,177)

Loss for the year is attributable to:
Owners of EESTech, Inc.		(1,352,260)	(989,856)
Non-Controlling Interests		(76,739)	57,385

Total comprehensive loss for the year is attributable to:
Owners of EESTech, Inc.		(1,371,643)	(1,081,562)
Non-Controlling Interests		(76,739)	57,385

Loss per share		(0.007)	(0.005)

Weighted average number of common shares outstanding – basic and diluted		205,677,834	180,831,531

The accompanying notes are an integral part of these financial statements

EESTECH, INC. AND SUBSIDIARIES

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the years ended 31 December 2021 and 2020

	Common Stock			Deficit accumulated during development stage	Accumulated other comprehensive loss	Total Stockholders’ equity (deficit) attributable to EESTech Inc.	Non-Controlling Interests in Subsidiaries	Total equity (deficit)
	Shares issued Par	Par Value $0.001	Additional paid-in capital
	No.	$	$	$	$	$	$	$

Balance December 31, 2019	175,909,330	176,133	33,041,653	(32,340,018)	(1,439,305)	(561,536)	—	(561,537)

Issuance of stock for Cash	2,515,859	2,517	88,820	—	—	91,337	—	91,337
Issuance of stock for Services	5,948,344	6,898	359,014	—	—	365,912	—	365,912
Issuance of shares to Non-Controlling Interest	—	—	22	—	—	22	—	22
Change in proportionate interests	—	—	1,178,017	—	—	1,178,017	(978,223)	199,794

Net Loss	—	—	—	(989,856)	—	(989,856)	57,385	(932,471)
Adjustment for foreign currency translations	—	—	—	—	(91,706)	(91,706)	—	(91,706)
Balance December 31, 2020	184,373,533	185,548	34,667,526	(33,329,874)	(1,531,011)	(7,811)	(920,838)	(928,649)

Issuance of stock for Cash	35,740,362	35,739	1,309,355	—	—	1,345,094	—	1,345,094
Issuance of stock for Services	18,887,865	18,888	970,410	—	—	989,298	—	989,298

Net Loss	—	—	—	(1,352,260)	—	(1,352,260)	(76,739)	(1,428,999)
Adjustment for foreign currency translations	—	—	—	—	(19,383)	(19,383)	—	(19,383)
Balance December 31, 2021	239,001,760	240,175	36,947,291	(34,682,133)	(1,550,394)	954,939	(997,577)	(42,638)

The accompanying notes are an integral part of these financial statements

EESTECH, INC. AND SUBSIDIARIES

(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows for the years ended 31 December 2021 and 2020

	FOR THE YEAR ENDED DECEMBER 31, 2021	FOR THE YEAR ENDED DECEMBER 31, 2020
	$	$
Cash flows from operating activities:

Net loss	(1,428,999)	(932,471)

Adjustments to reconcile net loss to net
cash used in operating activities:
Amortization and depreciation	9,276	11,624
Unrealized FX gain	462	—
Shares issued for services and settlement of liabilities	989,298	365,912

Changes in assets and liabilities:
Increase (decrease) in accruals	(26,398)	98,385
Increase in other receivables	(8,152)	(1,433)
Decrease in prepaid expenses	(28,128)	—
Increase (decrease) in accounts payable	(404,495)	385,791
Net cash (used in) by operations	(897,136)	(72,192)

Cash flows used by investing activities:
Acquisition of plant and equipment	(43,194)	—
Investment in subsidiaries	—	21
Sale of 27% EESTech Australia	—	199,795
Net cash (used by) from investing activities	(43,194)	199,816

Cash flows from financing activities:
Issuance of common stock	1,345,094	91,337
Loan repaid to shareholder	(24,443)	(46,662)
Net cash from financing activities	1,320,651	44,675

Comprehensive loss on translation	(45,760)	(90,088)
Net increase in cash	334,561	82,211
Cash, beginning of period	82,250	39
Cash, end of period	416,811	82,250

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of stock for services and extinguishing debt	989,298	365,912

The accompanying notes are an integral part of these financial statements

EESTECH, INC. AND SUBSIDIARIES

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION, ORGANIZATION AND NATURE OF OPERATIONS

(a) Organization and nature of operations

EESTech, Inc and subsidiaries (the “Company,” “we,” or “our”) promotes economically and environmentally sustainable technologies to the world’s mining and minerals processing industry. The Company has developed waste management solutions that enables the recycling of mine site waste and process slag to recover targeted materials of value. EESTech believes its process capabilities and technologies will deliver a paradigm shift in how mineral resources are processed.

The Company’s mineral processing capabilities have been developed to significantly reduce cost, increase productivity, reduce energy requirements, eliminate polluting leachates, transform hazardous waste liabilities into products of value with zero-waste outcomes, and significantly reduce the carbon footprint of mineral resource processing.

•	The Company was formed on 26th April, 2000 as a Delaware corporation, File number 3218311 as Aquadyne Inc. On the 26th June 2006 the name of the Company was changed to EESTech Inc.

•	EESTech Australia Pty Ltd, ACN 103 011 696, was registered on 2nd December 2002. EESTech Inc. holds 73% with Albatross Equity Investments Limited Holding 27%.

•	EESTech Inc Limited, incorporation number 6341030, New Zealand, was incorporated on 19th June 2017. and is 100% owned by EESTech Inc.

•	EESTech Management Services (Pty) Ltd, number 2016 / 410087 / 07 South Africa, was registered on the 20th September 2016. and is 100% owned by EESTech Inc Limited.

•	E’Prime Alloys LLC, ID 2019-000867434, was registered on 23rd September 2019. and is 100% owned by EESTech Inc.

•	Environmental Management Solutions LLC, File number 5324412, was formed on 11th July 2013. and is 100% owned by EESTech Inc.

(b) Basis of Preparation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting policies (“US GAAP”) and have been prepared on a historical cost basis.

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern for at least one year after the date the consolidated financial statements are issued.

The Company has incurred significant losses since inception and expects to continue to incur losses as we advance our tests and development of technologies. The Company had an accumulated deficit of $34.7 million at December 31, 2021. Although the Company historically has sold equity for raising working capital from a number of investor sources, on an as and when needed basis, there is no assurance that any additional equity offerings, debt financings, or other non-dilutive third-party funding will be available to us on acceptable terms or at all.

The above conditions give rise to a material uncertainty which may cast substantial doubt on the Company’s ability to continue as a going concern.

Notwithstanding the above, management of the Company considers it appropriate to prepare the financial statements on a going concern basis after having regard to the Company being award a 10+year contract and two commercial work orders for its services, the Company in the near future will no longer be required to raise working capital through equity placements as the Company will have reached a market point where cash flows will be realized through its commercial and operational activities.

Should the Company be unable to continue as a going concern, it may be required to realize its assets and liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. These financial statements do not give effect to any adjustments, which could be necessary, should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business, and at amounts different from those reflected in the financial statements.

COVID-19

The rapid global spread of the COVID-19 virus since December 2019 has affected production and sales, and disrupted supply chains across a range of industries. The impact of COVID-19 on the Company’s operations and financial performance will depend on numerous factors, including but not limited to the duration and spread of the virus, and the impact on the Company’s customers, employees and vendors.

As the COVID-19 pandemic continues to evolve, the ultimate impact of the pandemic on the Company’s operations is highly uncertain and subject to change and will depend on future developments, which cannot be accurately predicted, including the duration of the pandemic, additional or modified government actions, and the actions taken to contain COVID-19 or address its impact, among others. Management does not yet know the full extent of potential delays or impacts on the Company, research programs, healthcare systems or the global economy, but continue to monitor the situation closely.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The financial statements have been consolidated with the parent company and all inter-company transactions and balances have been eliminated in consolidation.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognized directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of operations and comprehensive loss, statement of financial position and statement of changes in equity of the consolidated entity.

Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make certain judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company has only used estimates for useful lives for depreciation, deferred income tax assets and liabilities and relatively minor accruals when they are not in possession of actual invoices after the balance date. The Company accounts for all its foreign subsidiaries on the same basis. Actual results could differ from those estimates.

(c) Revenue Recognition

Revenue in EESTech currently relates to the ongoing R&D process with Sasol as EESTech has taken on testing of excess fine coal agglomeration.

Revenues are recognized when the control of the promised goods and services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services.

The Company applies the five following steps in order to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its arrangements:

•	Identify the contract with the customer,

•	Identify the performance obligations in the contract,

•	Determine the transaction price,

•	Allocate the transaction price to performance obligations in the contract, and

•	Recognize revenue as the performance obligation is satisfied.

The Company estimates the transaction price, including variable consideration, at the commencement of the contract and recognizes revenue over the contract term, rather than when fees become fixed or determinable.

(d) Goods and Services Tax (“GST”) and other similar taxes

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable of payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(e) Cash

Cash  include short-term investments that are readily convertible into cash with original maturities of three months or less.

(f) Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which is three to seven years. The Company has no equipment under capital lease.

(g) Borrowings

Loans and borrowings (including to related parties) are initially recognized at the fair value of the consideration received, net of transaction costs.

(h) Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740, “Income Taxes,” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s management determined that Australia is the Company’s only major tax jurisdiction.

(i) Net Loss per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares bought back during the period, multiplied by a time-weighting factor.

(j) Non-Controlling Interests

Non-controlling interests (“NCI”) are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of operations and comprehensive loss, statement of financial position and statement of changes in equity of the consolidated entity.

Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

(k) Segment Information

FASB ASC Topic No. 280, Segment Reporting (“ASC 280”), establishes standards for the way that public business enterprises report information about operating segments in their annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. ASC 280 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company’s business segment is based on the organization’s structure used by the chief operating decision maker for making operating and investment decisions and for assessing performance.

The Company is organized as a single operating segment, whereby its chief operating decision maker assess the performance of and allocates resources to the business as a whole.

(l) Share capital

The Company records proceeds from share issuances net of issuance costs. Par value is recorded at its rate of 0.001 per share with the remaining proceeds net of issuance costs being recorded as additional paid in capital.

The Company has issued freestanding warrants to purchase shares of common stock. The warrants are recorded as equity instruments at the grant date fair value using the Black-Scholes option pricing model and are not subject to revaluation at each balance sheet date.

The Company records compensation expense related to stock options issue to nonemployees, including consultants based on the fair value of the stock options calculated using the Black-Scholes option pricing model over the service performance period as the equity instruments vest. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determining the fair value of share based awards, including the option’s expected term and the price volatility of the underlying stock. The Company calculates the fair value of options granted by using the Black-Scholes option-pricing model with the following assumptions:

Expected Volatility – The Company estimated volatility for option grants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the option grant for a term that is approximately equal to the options’ expected term.

Expected Term – The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding. The Company has elected to use the midpoint of the stock options vesting term and contractual expiration period to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about the future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate – the risk-free interest rate is based on the implied yield currently available on US Treasury zero-coupon issues with a term that is equal to the options’ expected term at the grant date.

Dividend Yield - The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

(m) Fair value of financial instruments

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The three-tier fair value hierarchy for disclosure of fair value measurements as follows:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets or liabilities and have the highest priority.

•	Level 2 valuations are based on quoted prices in markets that are not active.

•	Level 3 valuations are based on inputs that are unobservable and supported by little or no market activity.

(n) Foreign Currency Translation

The reporting currency of the Group is United State Dollars. The functional currency of the Company’s foreign operations is Australian Dollars. The Company translates the foreign currency financial statements of its foreign operations in accordance with generally accepted accounting principles by translating balance sheet accounts at the appropriate historical or current exchange rate on the balance sheet date and the income statement accounts using the prevailing exchange rates at the transaction date. Translation gains and losses are recorded in stockholders’ equity and realized gains and losses are reflected in operations. The translation exchange loss for the year ended December 31, 2021, was $2,385 and the translation exchange loss for the year ended December 31, 2020, was $3,011.

(o) Research and Development

Research and development costs are charged to expense as incurred. The Company’s research and development expenses consist primarily of expenditures for operations, studies, compensation and consulting costs.

(p) Newly Adopted Accounting Standards

“Income Taxes - Simplifying the Accounting for Income Taxes” - In December 2019, the Financial Accounting Standards Board issued Accounting Standards Update, or ASU, 2019-12, which simplified various aspects related to accounting for income taxes. ASU 2019-12 removed certain exceptions to the general principles in Accounting Standards Codification, or ASC, Topic 740 –Income Taxes, and clarified and amended existing guidance to improve consistent application.

The adoption of ASU 2019-12 on January 1, 2021, did not have material impact on the Company’s consolidated financial statements.

(q) Accounting Standards Not Yet Implemented

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. For operating leases, a lessee is required to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the balance sheet. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. For SEC Filers (GAAP definition), excluding smaller reporting companies (SRCs) as defined by the SEC , the ASU 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities including smaller reporting companies, as amended by ASU 2019-10, the ASUs are effect for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Earlier application is permitted. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In August 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. The new standard will be effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company has not yet determined the potential impact the adoption may have on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this ASU improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to recognition of an acquired contract liability, and payment terms and their effect on subsequent revenue recognized by the acquirer. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, including the interim periods within those fiscal years. Early adoption is permitted.

3. OTHER RECEIVABLES

Other receivables consist of the following:

	DECEMBER 31, 2021	DECEMBER 31, 2020
	$	$
Amounts due from Customers	26,043	—
Advances to related parties	14,955	7,702
GST Receivable	1,820	922
Total Other Receivables	42,818	8,624

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	Computers	Plant & Equipment	Lab Equipment	TOTAL
	$	$	$	$
Balance at 1 January 2020	7,337	10,021	—	17,358
Additions	1,558	—	—	1,558
Impact of foreign exchange	(1,282)	—	—	(1,282)
Depreciation	(3,924)	(7,700)	—	(11,624)
Balance at 31 December 2020	3,689	2,321	—	6,010
Additions	5,832	14,811	24,707	45,350
Impact of foreign exchange	(2,318)	—	—	(2,318)
Depreciation	(3,096)	(3,944)	(2,198)	(9,238)
Balance at 31 December 2021	4,107	13,188	22,509	39,804

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which is three to seven years. The Company has no equipment under capital lease.

5. ACCOUNTS PAYABLE

Accounts payable consist of the following:

	DECEMBER 31, 2021	DECEMBER 31, 2020
	$	$
Amounts due for consulting costs to related parties/Directors	341,505	763,665
Amounts due to suppliers	17,668	—
Total Accounts Payable	359,173	763,665

6. ACCRUED EXPENSES

Accrued expenses consist of the following:

	DECEMBER 31, 2021	DECEMBER 31, 2020
	$	$
Amounts due to related parties/Directors	65,304	154,040
Amounts due to suppliers	123,954	61,616
Total Accounts Payable	189,258	215,656

7. COMMON STOCK

During the fiscal year ended December 31, 2020, the Company raised $91,337 from private placements, via the issue of 2,515,859 shares.

During the fiscal year ended December 31, 2020, the Company issued 2,472,200 shares in lieu of services received, valued at $169,376.

During the fiscal year ended December 31, 2020, the Company issued 3,476,144 shares in lieu of invoices received, valued at $196,536.

During the fiscal year ended December 31, 2021, the Company raised $1,345,094 from private placements, via the issue of 35,740,362 shares.

During the fiscal year ended December 31, 2021, the Company issued 8,422,765 shares in lieu of services received, valued at $490,346.

During the fiscal year ended December 31, 2021, the Company issued 10,465,100 shares in lieu of invoices received, valued at $498,952.

Warrants

The Company has historically issued warrants to purchase 1,737,499 shares of the Company’s common stock with an exercise price of $0.035 per share and a term of seven years. As at 31 December 2021, 1,351,785 of these warrants are outstanding. The warrants were recorded to additional paid-in capital.

The fair value of the warrants was determined using the Black-Scholes option-pricing method, with the following assumptions:

Warrants
Fair market value of common stock	$0.035
Expected dividend yield	-%
Risk-free interest rate	0.12%
Expected volatility	27.29%
Expected term (in years)	7

8. INCOME TAXES

The components of net deferred taxes consisted of the following at December 31 (in thousands):

	DECEMBER 31, 2021	DECEMBER 31, 2020
	$	$
Deferred tax assets:
Net operating loss carry-forward	7,627	7,339
Gross deferred tax assets	7,627	7,339
Lee valuation allowance	(7,624)	(7,338)
Total deferred tax assets	3	1
Deferred tax liabilities:
Depreciation	(3)	(1)
Net deferred tax assets	—	—

The Company has provided a full valuation allowance on the net deferred tax assets. The valuation allowance increased by $0.3 million during 2021 and $0.1 million during 2020.

The Company utilizes ASC 740, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At December 31, 2021, and 2020, valuation allowances for the full amount of the net deferred tax asset were established due to the uncertainties as to the amount of the taxable income that would be generated in future years.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	DECEMBER 31, 2021	DECEMBER 31, 2020

Statutory federal tax (benefit) rate	(21.00)%	(21.00)%
Statutory foreign tax (benefit) rate	(25.00)%	(26.00)%

Weighted average effective tax rate	(21.00)%	(21.00)%

Valuation allowance	21.00%	21.00%

Effective income tax rate	0.00%	0.00%

The Company had available approximately $35.6M (2021) and $34.1M (2020) of unused net operating loss carryforwards that may be applied against future taxable income. Net operating loss carryforward that arose in the tax year 2000 expired in 2021 for Federal purposes.

The future utilization of the Company’s NOL and tax credit carryforwards to offset future taxable income may be subject to a substantial annual limitation as a result of changes in ownership by stockholders that hold 5% or more of the Company’s common stock. An assessment of such ownership changes under Section 382 was not completed through December 31, 2021. To the extent that an assessment is completed in the future, the Company’s ability to utilize tax attributes could be restricted on a year-by-year basis and certain attributes could expire before they are utilized. The Company will examine the impact of any potential ownership changes in the future.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the nation. The Company is not currently under audit by the Internal Revenue Service or other similar state and local authorities. All tax years remain open to examination by major taxing jurisdictions to which the Company is subject.

9. REVENUE

Revenue was first recorded in EESTech in the third quarter of FY 2021. It relates to the ongoing R&D process with Sasol as EESTech has taken on testing of excess fine coal agglomeration. As of 31 December 2021, revenue was immaterial but is forecasted to increase throughout FY2022 providing the successful completion of the testing process is achieved.

Revenue is based on completion of 3 stages of the fine coal agglomeration, each stage being deemed to be a distinct performance obligation. The 3 stages are as follows:

1)	Evaluation of agglomerates to confirm suitability for gasfication – EESTech will be provided with 2 tons of fine coal by Sasol for test work from which the Company must produce agglomerates meeting Sasol’s expectations along with providing a basic analysis of the agglomerated material. The Company has fulfilled their requirements of this stage during FY2021, and has recognized revenue related to this performance obligation.

2)	A proposal from EESTech on the business model – If stage 1 produces suitable agglomerates which pass Sasol’s testing, EESTech will be required to develop a full proposal on a 200 kilo tons per annum scale project including a detailed business model. The Company has provided the proposal which Sasol has deemed appropriate and thus fulfilled their requirements of this performance obligation and recognized the corresponding revenue during FY2021.

3)	Full scale demonstration in a commercial gasifier – Stage 3 entails EESTech to manufacture about 1,000 tons of agglomerates to enable a commercial scale demonstration. As at December 31, 2021, this stage had not yet been completed by the Company and hence, Sasol had not been invoiced for payment at year-end. However, the requirements of this stage were satisfied subsequent to year-end and has therefore been received and recognized as revenue in March 2022.

Once each stage is complete, an invoice is raised, and the revenue is recognized at a point in time, upon completion of each stage, which represents a distinct performance obligation. Each stage has been deemed a distinct performance obligation since the agreement between EESTech and Sasol is such that the customer can begin benefitting from the results provided by the Company after completion of each stage, or, if the customer should see no further benefit, cancel the remaining stages. Payment for each invoice is typically due 7 days from the date of invoice. There are no warranties or rights of return under this contract.

Costs relating to the completion of the contract are recognized as incurred in line with each stage. Costs are minimal and mainly relate to lab hire and small lab expenses. Larger laboratory expenses have been capitalized and are being depreciated in line with the depreciation policy.

The breakdown of opening and closing revenue for the year from contracts is noted below:

Sasol ($)
Opening balance of Contract Revenue at 1 January 2021	—
New Contracts	66,130
Revenue recognized on Contracts for performance obligations satisfied	(52,554)
Difference arising on translation of foreign currency	554
Closing balance of Contract Revenue at 31 December 2021	14,130

The Company expects to be able to invoice the final stage of the contract of $14,130 upon shipment of the agglomerated fine coal. This took place in March 2022.

There was no revenue recognized for completion of performance obligations in prior periods.

10.  LOSS PER SHARE

The calculation of basic loss per share has been based on the following loss attributable to ordinary shareholders and weighted average number of ordinary shares outstanding.

	DECEMBER 31, 2021	DECEMBER 31, 2020
	$	$
Loss attributable to ordinary shareholders	(1,352,260)	(989,856)

Weighted average number of ordinary shares at 1 January	180,831,531	171,195,779
Effect of shares issued in year	24,846,302	9,635,753
Weighted average number of ordinary shares at 31 December	205,677,834	180,831,531
Loss per share	(0.007)	(0.005)

11. RELATED PARTY TRANSACTIONS

(a) Due from related parties

During the period ended December 31, 2021, the Company provided advances to two directors in the form of credit cards to be able to pay for any expenses. As at December 31, 2021, balances on account from related parties were $14,955 (2020: $7,702).

(b) Due to related parties

As at December 31, 2021, balances owing to related parties were $406,809 (2020: $917,705). They were unsecured and non-interest bearing, and had no stated terms of repayment. All of these relate to director fees and contractor/consulting costs.

12. ISSUANCE OF SHARES TO EXTINGUISH DEBT

The Company, on occasion, uses shares to extinguish debt. This can be in the form of an invoice or services received. Where an invoice has been received, the shares are valued at the quoted market value on the day of settlement. Any difference between the value of the shares and the net carrying amount of the extinguished debt is recognized in income of the period of extinguishment as losses or gains. For the year ended December 31, 2021, a loss of $57,058 has been recognized (2020: gain of $1,775).

Where shares are issued for services rendered, the Black-Scholes method of valuation is applied and the expense is straight lined over the period of service received. During the years ended December 31, 2021, and 2020 the Company issued 10,465,100 and 3,476,144 shares of common stock for the extinguishment of $498,952 and $196,536 of debt, respectively.

13. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its corporate offices under a month-to-month agreement, and under an operating lease that is renewable annually and expires in December 2022. Rent expense for office space amounted to approximately $660 for both the years ended December 31, 2021, and 2020, respectively.

Legal Matters

From time to time, the Company is involved in various disputes and litigation matters that arise in the ordinary course of business. To date, the Company had no material pending legal proceedings.

EESTech, Inc. Interim Unaudited Consolidated Financial Statements for the Nine Months Ended 30 September 2022

EESTECH, INC. AND SUBSIDIARIES

(A DEVELOPMENT STAGE COMPANY)

Interim Unaudited Consolidated Balance Sheets as at September 30, 2022, and December 31, 2021

	Note	SEPTEMBER 30,	DECEMBER 31,
		2022	2021
		$	$
ASSETS

Current assets:
Cash		697,018	416,811
Prepaid expenses		16,403	28,128
Other receivables	3	102,430	42,818
Total current assets		815,851	487,757

OTHER NON-CURRENT ASSETS
Property and equipment, net	4	33,494	39,804
Total non-current assets		33,494	39,804

Total assets		849,345	527,561

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	5	306,436	359,173
Accrued expenses	6	153,991	189,258
Shareholder loans		-	21,768
Total current liabilities		460,427	570,199

Stockholders’ equity (deficit):
Common Stock, $0.001 par value, 450,000,000 shares authorized;
and 272,454,891 shares issued and outstanding at
September 30, 2022 and 239,001,760 as at December 31, 2021, respectively		273,630	240,175
Additional paid-in capital		38,282,735	36,947,291
Accumulated deficit		(35,426,097)	(34,682,133)
Accumulated comprehensive loss		(1,598,066)	(1,550,394)
Total stockholders’ equity (deficit) attributable to EESTech Inc.		1,532,202	954,939
Non-Controlling Interest in Subsidiaries		(1,143,284)	(997,577)
Total equity (deficit)		388,918	(42,638)

Total liabilities and stockholders’ equity		849,345	527,561

The accompanying notes are an integral part of these financial statements

EESTECH, INC. AND SUBSIDIARIES

(A DEVELOPMENT STAGE COMPANY)

Interim Unaudited Consolidated Statements of Operations and Comprehensive Loss for the Nine Months Ended September 30, 2022, and September 30, 2021

		FOR THE NINE MONTH PERIOD	FOR THE NINE MONTH PERIOD
		ENDED	ENDED
		SEPTEMBER 30,	SEPTEMBER 30,
		2022	2021
		$	$
Revenue recognized from contracts with customers	9	138,137	18,910

Operating expenses:
General administrative		(1,027,808)	(912,566)
Total operating expenses		(1,027,808)	(912,566)

Loss from operations		(1,027,808)	(893,656)

Other income (expense):
Unrealized FX gain/(loss) on translation		—	—
Interest income		—	—
Interest expense		—	—

Net loss		(889,671)	(893,656)

Other comprehensive income/(loss):
Other comprehensive income/(loss) for the year, net of tax		(47,672)	(66,443)

Total comprehensive loss for the year		(937,343)	(960,099)

Loss for the year is attributable to:
Owners of EESTech, Inc.		(743,964)	(799,302)
Non-Controlling Interests		(145,707)	(94,353)

Total comprehensive loss for the year is attributable to:
Owners of EESTech, Inc.		(791,636)	(867,745)
Non-Controlling Interests		(145,707)	(94,354)

Loss per share		(0.004)	(0.004)

Weighted average number of common shares outstanding – basic and diluted		250,073,046	196,432,120

The accompanying notes are an integral part of these financial statements

EESTECH, INC. AND SUBSIDIARIES

(A DEVELOPMENT STAGE COMPANY)

Interim Unaudited Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the Nine Months Ended September 30, 2022, and September 30, 2021

	Common Stock			Deficit accumulated during development stage	Accumulated other comprehensive loss	Total Stockholders’ equity (deficit) attributable to EESTech Inc.	Non-Controlling Interests in Subsidiaries	Total equity (deficit)
	Shares issued Par	Par Value $0.001	Additional paid-in capital
	No.	$	$	$	$	$	$	$
Balance December 31, 2020	184,373,533	185,548	34,667,526	(33,329,874)	(1,531,011)	(7,811)	(920,838)	(928,649)

Issuance of stock for Cash	25,103,876	26,605	958,231	—	—	984,836	—	984,836
Issuance of stock for Services	16,397,550	16,398	590,840	—	—	607,238	—	607,238

Net Loss	—	—	—	(799,302)	—	(799,302)	(94,354)	(893,656)
Adjustment for foreign currency translations	—	—	—	—	(66,443)	(66,443)	—	(66,443)
Balance September 30, 2021	225,874,959	228,551	36,216,597	(34,129,176)	(1,597,454)	718,518	(1,015,192)	(296,674)

Balance December 31, 2021	239,001,760	240,175	36,947,291	(34,682,133)	(1,550,394)	954,939	(997,577)	(42,638)
Issuance of stock for Cash	31,074,401	31,077	1,241,179	—	—	1,272,256	—	1,272,256
Issuance of stock for Services	2,378,730	2,378	94,265	—	—	96,643	—	96,643

Net Loss	—	—	—	(743,964)	—	(743,964)	(145,707)	(889,671)
Adjustment for foreign currency translations	—	—	—	—	(47,672)	(47,672)	—	(47,672)
Balance September 30, 2022	272,454,891	273,630	38,282,735	(35,426,097)	(1,598,066)	1,532,202	(1,143,284)	388,918

The accompanying notes are an integral part of these financial statements

,EESTECH, INC. AND SUBSIDIARIES

(A DEVELOPMENT STAGE COMPANY)

Interim Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2022, and September 30, 2021

	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
	$	$
Cash flows from operating activities:

Net loss	(889,671)	(893,656)

Adjustments to reconcile net loss to net
cash used in operating activities:
Amortization and depreciation	10,617	5,661
Shares issued for services and settlement of liabilities	96,643	607,238

Changes in assets and liabilities:
Decrease in accruals	(35,267)	(38,866)
Increase in other receivables	(1,727)	(1,846)
Increase in prepaid expenses	(38,970)	(7,206)
Decrease in accounts payable	(52,737)	(230,623)
Net cash used in operations	(911,112)	(559,298)

Cash flows used by investing activities:
Acquisition of plant and equipment	(8,242)	(32,303)
Net cash used by investing activities	(8,242)	(32,303)

Cash flows from financing activities:
Issuance of common stock	1,272,258	984,836
Loan repaid to shareholder	(21,768)	(1,429)
Net cash from financing activities	1,250,490	983,407

Comprehensive gain (loss) on translation	(50,929)	(67,421)
Net increase in cash	280,207	324,385
Cash, beginning of period	416,811	82,250
Cash, end of period	697,018	406,635

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of stock for services and extinguishment of debt	96,643	607,238

The accompanying notes are an integral part of these financial statements

EESTECH, INC. AND SUBSIDIARIES

(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements

1. BASIS OF PRESENTATION, ORGANIZATION AND NATURE OF OPERATIONS

Please see Note 1 “Basis of presentation, organization and nature of operations” contained in the audited consolidated financial statements for the year ended December 31, 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Please see Note 2 “Summary of Significant Accounting Policies” contained in the audited consolidated financial statements for the year ended December 31, 2021.

(a)	Newly Adopted Accounting Standards and Accounting Standards not yet Implemented

During the period there has been no new Accounting Standards Update issued by the Financial Accounting Standards Board that had material impact on the Company’s consolidated financial statements.

3. OTHER RECEIVABLES

Other receivables consist of the following:

	SEPTEMBER 30, 2022	DECEMBER 31, 2021
	$	$
Amounts due from Customers	83,901	26,043
Advances to related parties	13,401	14,955
GST Receivable	5,128	1,820
Total Other Receivables	102,430	42,818

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	Computers	Plant & Equipment	Lab Equipment	TOTAL
	$	$	$	$
Balance at 1 January 2021	3,689	2,321	—	6,010
Additions	5,832	14,811	24,707	45,350
Impact of foreign exchange	(2,318)	—	—	(2,318)
Depreciation	(3,096)	(3,944)	(2,198)	(9,238)
Balance at 31 December 2021	4,107	13,188	22,509	39,804
Additions	6,536	—	958	7,494
Impact of foreign exchange	(3,980)	—	792	(3,188)
Depreciation	(2,158)	(3,693)	(4,765)	(10,616)
Balance at 30 September 2022	4,505	9,495	19,494	33,494

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which is three to seven years. The Company has no equipment under finance lease.

5. ACCOUNTS PAYABLE

Accounts payable consist of the following:

	SEPTEMBER 30, 2022	DECEMBER 31, 2021
	$	$
Amounts due for consulting costs to related parties/Directors	291,345	341,505
Amounts due to suppliers	15,091	17,668
Total Accounts Payable	306,436	359,173

6. ACCRUED EXPENSES

Accrued expenses consist of the following:

	SEPTEMBER 30, 2022	DECEMBER 31, 2021
	$	$
Amounts due to related parties/Directors	55,267	65,304
Amounts due to suppliers	98,724	123,954
Total Accrued Expenses	153,991	189,258

7. COMMON STOCK

During the fiscal year ended December 31, 2021, the Company raised $1,345,094 from private placements, via the issue of 35,740,362 shares.

During the fiscal year ended December 31, 2021, the Company issued 8,422,765 shares in lieu of services received, valued at $490,346.

During the fiscal year ended December 31, 2021, the Company issued 10,465,100 shares in lieu of invoices received, valued at $498,952.

During the nine month period ended September 30, 2022, the Company raised $1,272,256 from private placements, via the issue of 31,086,930 shares.

During the nine month period ended September 30, 2022, the Company issued 2,378,730 shares in lieu of services received, valued at $96,643.

During the nine month period ended September 30, 2022, the Company issued 91,250 shares in lieu of invoices received, valued at $5,000.

Warrants

The Company has historically issued warrants to purchase 1,737,499 shares of the Company’s common stock with an exercise price of $0.035 per share and a term of seven years. As at 30 September 2022, 1,351,785 of these warrants are outstanding. The warrants were recorded to additional paid-in capital.

The fair value of the warrants was determined using the Black-Scholes option-pricing method, with the following assumptions:

Warrants
Fair market value of common stock	$0.035
Expected dividend yield	-%
Risk-free interest rate	0.12%
Expected volatility	27.29%
Expected term (in years)	7

8. INCOME TAXES

The components of the deferred tax asset are as follows:

	SEPTEMBER 30, 2022	DECEMBER 31, 2021
	$	$
Deferred tax assets:
Net operating loss carry-forward	7,638	7,627
Gross deferred tax assets	7,638	7,627
Less valuation allowance	(7,636)	(7,624)
Total deferred tax assets	2	3
Deferred tax liabilities:
Depreciation	(2)	(3)
Net deferred tax assets	—	—

The Company has provided a full valuation allowance on the net deferred tax assets. The valuation allowance increased by $0.1 million during the period ended September 30, 2022 and increased by $0.3 million during the year ended December 31, 2021.

The Company utilizes ASC 740, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At September 30, 2022, and December 31, 2021, valuation allowances for the full amount of the net deferred tax asset were established due to the uncertainties as to the amount of the taxable income that would be generated in future years.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	SEPTEMBER 30, 2022	DECEMBER 31, 2021

Statutory federal tax (benefit) rate	(21.00)%	(21.00)%
Statutory foreign tax (benefit) rate	(25.00)%	(25.00)%

Weighted average effective tax rate	(22.00)%	(21.00)%

Valuation allowance	22.00%	21.00%

Effective income tax rate	0.00%	0.00%

The Company had available approximately $34.7M (2022) and $35.6M (2021) of unused net operating loss carryforwards that may be applied against future taxable income. Net operating loss carryforwards that arose in the tax years 2001 and 2000 expired in 2022 and 2021, respectively, for Federal purposes.

9. REVENUE

Revenue was first recorded in EESTech in the third quarter of FY 2021. It relates to the ongoing R&D process with Sasol as EESTech has taken on testing of excess fine coal agglomeration. As of 31 December 2021, revenue was immaterial but is forecasted to increase throughout FY2022 providing the successful completion of the testing process is achieved.

Revenue is based on completion of 3 stages of the fine coal agglomeration, each stage being deemed to be a distinct performance obligation. The 3 stages are as follows:

1)	Evaluation of agglomerates to confirm suitability for gasfication – EESTech will be provided with 2 tons of fine coal by Sasol for test work from which the Company must produce agglomerates meeting Sasol’s expectations along with providing a basic analysis of the agglomerated material. The Company has fulfilled their requirements of this stage during FY2021, and has recognized revenue related to this performance obligation.

2)	A proposal from EESTech on the business model – If stage 1 produces suitable agglomerates which pass Sasol’s testing, EESTech will be required to develop a full proposal on a 200 kilo tons per annum scale project including a detailed business model. The Company has provided the proposal which Sasol has deemed appropriate and thus fulfilled their requirements of this performance obligation and recognized the corresponding revenue during FY2021.

3)	Full scale demonstration in a commercial gasifier – Stage 3 entails EESTech to manufacture about 1,000 tons of agglomerates to enable a commercial scale demonstration. As at December 31, 2021, this stage had not yet been completed by the Company and hence, Sasol had not been invoiced for payment at year-end. However, the requirements of this stage were satisfied subsequent to year-end and has therefore been received and recognized as revenue in March 2022.

Once each stage is complete, an invoice is raised, and the revenue is recognized at a point in time, upon completion of each stage, which represents a distinct performance obligation. Each stage has been deemed a distinct performance obligation since the agreement between EESTech and Sasol is such that the customer can begin benefitting from the results provided by the Company after completion of each stage, or, if the customer should see no further benefit, cancel the remaining stages. Payment for each invoice is typically due 7 days from the date of invoice. There are no warranties or rights of return under this contract.

Costs relating to the completion of the contract are recognized as incurred in line with each stage. Costs are minimal and mainly relate to lab hire and small lab expenses. Larger laboratory expenses have been capitalized and are being depreciated in line with the depreciation policy.

The breakdown of opening and closing revenue for the year from contracts is noted below:

Sasol ($)
Opening balance of Contract Revenue at 1 January 2021	—
New Contracts	66,130
Revenue recognized on Contracts for performance obligations satisfied	(52,554)
Difference arising on translation of foreign currency	554
Closing balance of Contract Revenue at 31 December 2021	14,130
New Contracts	122,983
Revenue recognized on Contracts for performance obligations satisfied	(138,137)
Difference arising on translation of foreign currency	1,024
Closing balance of Contract Revenue at 30 September 2022	—

10. LOSS PER SHARE

The calculation of basic loss per share has been based on the following loss attributable to ordinary shareholders and weighted average number of ordinary shares outstanding.

	September 30, 2022	September 30, 2021
	$	$
Loss attributable to ordinary shareholders	(889,671)	(893,656)

Weighted average number of ordinary shares at 1 January	205,677,834	180,831,531
Effect of shares issued in period	44,395,212	15,600,589
Weighted average number of ordinary shares at 30 September	250,073,046	196,432,120
Loss per share	(0.004)	(0.004)

11. RELATED PARTY TRANSACTIONS

(a) Due from related parties

During the period ended September 30, 2022, the Company provided advances to two directors in the form of credit cards to be able to pay for any expenses. As at September 30, 2022, balances on account from related parties were $13,401 (December 31, 2021: $14,955).

(b) Due to related parties

As at September 30, 2022, balances owing to related parties were $346,612 (December 31, 2021: $406,809). They were unsecured and non-interest bearing, and had no stated terms of repayment. All of these relate to director fees and contractor/consulting costs.

12. ISSUANCE OF SHARES TO EXTINGUISH DEBT

The Company, on occasion, uses shares to extinguish debt. This can be in the form of an invoice or services received. Where an invoice has been received, the shares are valued at the quoted market value on the day of settlement. Any difference between the value of the shares and the net carrying amount of the extinguished debt is recognized in income of the period of extinguishment as losses or gains. For the nine month period ended September 30, 2022, a gain of $2,719 has been recognized (2021: loss of $24,115).

Where shares are issued for services rendered, the Black-Scholes method of valuation is applied, and the expense is straight lined over the period of service received. During the nine month period ended September 30, 2022, the Company issued 91,250 shares of common stock for the extinguishment of $5,000 of debt.

13. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its corporate offices under a month-to-month agreement, and under an operating lease that is renewable annually and expires in December 2022. Rent expense for office space amounted to approximately $660 for both the years ended December 31, 2022, and 2021, respectively.

Legal Matters

From time to time, the Company is involved in various disputes and litigation matters that arise in the ordinary course of business. To date, the Company had no material pending legal proceedings.